


Olive Garden
ITALIAN RESTAURANT


LONGHORN
STEAKHOUSE

DARDEN®

2012 Annual Report

BUILT TO DELIVER




Bahama Breeze
ISLAND GRILLE


Eddie V's


Seasons 52

OUR PERFORMANCE

2012 FINANCIAL HIGHLIGHTS

Fiscal Year Ended (In Millions, Except Per Share Amounts)	May 27, 2012	May 29, 2011	May 30, 2010
Sales	$7,998.7	$7,500.2	$7,113.1
Earnings from Continuing Operations	$ 476.5	$ 478.7	$ 407.0
Losses from Discontinued Operations, net of tax	$ (1.0)	$ (2.4)	$ (2.5)
Net Earnings	$ 475.5	$ 476.3	$ 404.5
Earnings per Share from Continuing Operations:			
Basic	$ 3.66	$ 3.50	$ 2.92
Diluted	$ 3.58	$ 3.41	$ 2.86
Net Earnings per Share:			
Basic	$ 3.65	$ 3.48	$ 2.90
Diluted	$ 3.57	$ 3.39	$ 2.84
Dividends Paid per Share	$ 1.72	$ 1.28	$ 1.00
Average Shares Outstanding:			
Basic	130.1	136.8	139.3
Diluted	133.2	140.3	142.4

OUR COMPANY

As one of the world's largest restaurant companies, Darden is focused on performance – from the dining room to the boardroom. Our goal is to nourish and delight every guest we serve, make Darden a special place for every employee, supplier partner and community partner, and reward every shareholder with meaningful value creation.

OUR REPORT

RED LOBSTER
FRESH FISH • LIVE LOBSTER

Olive Garden
ITALIAN RESTAURANT

RED LOBSTER

We're passionate about serving our guests only the highest-quality seafood. Our grill masters expertly perfect flavors over a wood fire grill. And our servers make every dining experience feel extra special. Because at Red Lobster, we Sea Food Differently.

- **$2.7 BILLION IN SALES**
- **704 UNITS**
- **$3.8 MILLION AVERAGE UNIT SALES**

OLIVE GARDEN

Our family of restaurants is committed to providing every guest with a genuine Italian dining experience. We call it Hospitaliano!: our passion for 100 percent guest delight.

We're proud to serve fresh, delicious Italian food in a comfortable, home-like setting where everyone is a welcomed member of our family.

- **$3.6 BILLION IN SALES**
- **792 UNITS**
- **$4.7 MILLION AVERAGE UNIT SALES**

ENTERPR

OPERATIONS

Delivering exceptional guest experiences across all our brands that consistently exceed expectations is the foundational mission of operations. We ensure this by hiring, training and developing the best operators and challenging them to instill passion and commitment in their teams that elicits the kind of discretionary effort that is the difference between a good guest experience and a great one.



LONGHORN STEAKHOUSE

THE CAPITAL GRILLE

Bahama Breeze ISLAND GRILLE

Eddie V's PRIME SEAFOOD

Seasons 52 FRESH GRILL

LONGHORN STEAKHOUSE

We welcome guests into a warm, relaxing atmosphere reminiscent of a Western rancher's home, where friendly, attentive servers help them unwind and savor a great steakhouse meal.

Our passion for grilling is inspired by the American West, and includes steaks, chicken and fish that are always fresh, never frozen.

- **$1.1 BILLION IN SALES**
- **386 UNITS**
- **$3.0 MILLION AVERAGE UNIT SALES**

THE SPECIALTY RESTAURANT GROUP

The Specialty Restaurant Group is an integrated portfolio of growth-oriented small to medium-size, full-service restaurant brands. Our differentiated brands focus on culinary and beverage innovation and exceptional service, and they have enduring business models that leverage the Group's talented and expandable support platform.

- **$623 MILLION IN SALES**
- **110 UNITS**
- **$6.4 MILLION AVERAGE UNIT SALES**

ISE SUPPORT

MARKETING

At Darden, our Marketing teams' passion for hospitality is matched only by a love for building the individual brands. These professionals are committed to reinforcing our compelling brand promises via every guest touch point, from emerging social media technology to innovative menu offerings and promotions, and everything in between.


FOUR COURSE
SEAFOOD FEAST
$14.99
Back for a limited time! Get fresh soup, salad, unlimited Cheddar Bay Biscuits, one of 7 entrées & dessert
View Menu Specials
*Prices higher in CA, NYC and HI



Left: Clarence Otis, Jr.
Chairman and Chief Executive Officer

Right: Andrew H. Madsen
President and Chief Operating Officer

TO OUR SHAREHOLDERS, EMPLOYEES AND GUESTS:

The underlying resilience and vibrancy of our business came through clearly in fiscal 2012, despite several important challenges. These included a frustratingly slow and uneven economic recovery; flagging sales momentum at Olive Garden, our largest brand; and a meaningful spike in the cost of seafood, our largest food expenditure category.

In the face of these difficulties, we generated solid sales and earnings growth, largely because our other brands performed well while we continued to enhance the cost-effectiveness of our support platform. As we look to the future, we are highly confident that – with a return to stronger growth at Olive Garden, continued momentum across the balance of our soon-to-be-expanded brand portfolio, our increasingly efficient support platform, the considerable collective expertise we possess as an organization and our winning culture – Darden can generate compelling shareholder value. Following a review of fiscal 2012, we summarize what that compelling value should look like over the next five years.

FISCAL 2012 FINANCIAL HIGHLIGHTS

Driven by higher same-restaurant sales growth than the prior year and continued acceleration in new-restaurant growth, we enjoyed strong sales growth in fiscal 2012. However, because of Olive Garden's lower-than-expected sales growth and the abnormally elevated seafood cost inflation we experienced, our growth in diluted net earnings per share for the fiscal year was more modest.

- Total sales from continuing operations were $8.0 billion, a 6.6 percent increase from the $7.5 billion generated in fiscal year 2011. This compares to a 2.7 percent increase in total sales growth for the year for the Knapp-Track™ restaurant benchmark.

- Our total sales growth from continuing operations continued to reflect a balance of new- and same-restaurant sales growth. Combined U.S. same-restaurant sales increased 1.8 percent in fiscal 2012 for the Company's large brands (Olive Garden, Red Lobster and LongHorn Steakhouse), which was higher than the 1.4 percent increase in fiscal 2011 and exceeded the 1.3 percent same-restaurant sales increase in fiscal 2012 for the Knapp-Track™ restaurant benchmark, excluding Darden. Combined U.S. same-restaurant sales increased 4.6 percent in fiscal 2012 for the Company's Specialty Restaurant Group (The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's). The Company also had a 4.7 percent increase in sales in fiscal year 2012 due to new restaurants, which included the acquisition of 11 Eddie V's restaurants in fiscal 2012 and the net addition of 89 net new restaurants during the year at our other brands.

- Net earnings from continuing operations were $476.5 million in fiscal 2012, a 0.5 percent decrease from net earnings from continuing operations of $478.7 million in fiscal 2011. Diluted net earnings per share from continuing operations were $3.58 in fiscal 2012, a 5.0 percent increase from diluted net earnings per share of $3.41 in fiscal 2011.

- In fiscal 2012, on an after-tax basis, net losses from discontinued operations were $1.0 million and diluted net losses per share from discontinued operations were $0.01, related primarily to the carrying costs and losses on the remaining properties held for disposition associated with Smokey Bones Barbeque & Grill and Bahama Breeze closings from fiscal 2007 and fiscal 2008. Including losses from discontinued operations, combined net earnings were $475.5 million in fiscal 2012, 0.2 percent below the combined net earnings of $476.3 million in fiscal 2011. Including losses from discontinued operations, combined diluted net earnings per share were $3.57 in fiscal 2012, compared to $3.39 in fiscal 2011.

- Olive Garden's total sales were $3.58 billion, up 2.5 percent from fiscal 2011. This reflected average annual sales per restaurant of $4.7 million, the addition of 38 net new restaurants and a U.S. same-restaurant sales decrease of 1.2 percent.

- Red Lobster's total sales were $2.67 billion, a 5.9 percent increase from fiscal 2011. This reflected average annual sales per restaurant of $3.8 million, the addition of six net new restaurants and a U.S. same-restaurant sales increase of 4.6 percent.

- LongHorn Steakhouse's total sales were $1.12 billion, up 13.5 percent from fiscal 2011. This reflected average annual sales per restaurant of $3.0 million in fiscal 2012, the addition of 32 net new restaurants and a U.S. same-restaurant sales increase of 5.3 percent.

- The Specialty Restaurant Group's total sales were $623 million, a 24.1 percent increase from fiscal 2011, and reflected strong growth from its three legacy brands as well as the addition of Eddie V's. Total sales increased 10.3 percent at The Capital Grille to $305 million, based on a same-restaurant sales increase of 5.3 percent and the addition of two net new restaurants. Total sales increased 12.5 percent for Bahama Breeze to $154 million, based on a same-restaurant sales increase of 3.4 percent and the addition of four new restaurants. And total sales increased 45.3 percent at Seasons 52 to $128 million, based on a same-restaurant sales increase of 3.8 percent and the addition of six new restaurants. Finally, the acquisition and operation of the 11 Eddie V's restaurants added $35 million of sales in fiscal 2012.

- We continued the buyback of Darden common stock, spending $375 million in fiscal 2012 to repurchase 8.2 million shares. Since our share repurchase program began in 1995, we have repurchased over 170 million shares of our common stock for $3.77 billion, which amounts to approximately 55 percent of our market capitalization as of the end of fiscal 2012.

CREATING COMPELLING VALUE

As we look forward, we believe that over the next five years we have the opportunity to increase our annual revenues by $3 billion to $4.5 billion and increase our annual diluted net earnings per share from continuing operations by $2.15 to $3.65, while returning $2.9 billion to $3.6 billion to shareholders through dividends and repurchase of our common stock. And, we have this level of opportunity even before including the effect of our pending acquisition of Yard House, which is expected to close early in our fiscal second quarter.

One of the most exciting brands in the full-service restaurant industry, Yard House currently operates 39 restaurants in 13 states, its average sales per restaurant are $8.4 million, it achieved compound annual sales growth of 21 percent from 2009 through 2011, and today it is on track to open at least five new restaurants each year for the next several years. Based on its success and expansion since the first restaurant opened in 1996, we believe Yard House has the potential to reach at least 150 to 200 restaurants nationally.

Given Darden's current scale, scope and capital cost, we think it is appropriate to define the level of sales, earnings and cash flow growth we envision – which will be elevated by the addition of Yard House – as compelling value creation.

We are confident we can achieve these growth goals for two reasons. First, we have a track record of creating comparable value. Since fiscal 2008, for example, our annual revenues increased by $1.4 billion, our annual diluted net earnings per share from continuing operations increased by $1.03 and our cumulative dividends and share repurchase totaled $1.9 billion. Second, we believe our Company has what it takes to deliver on the opportunity before us. Our brands have strong individual and collective growth profiles. We have a wealth of collective experience and expertise. Our operating support platform is robust and ever more cost-effective. In addition, we have a vibrant culture that is marked by both an insatiable appetite to win in the marketplace and a burning desire to make a positive difference in the lives of our guests, employees, partners and neighbors.

STRONG BRANDS

We have a demonstrated ability to build compelling brands and evolve them over time so that they remain highly relevant to restaurant consumers. These capabilities show in the competitively superior same-restaurant sales growth we achieved in fiscal 2012 at Red Lobster and LongHorn Steakhouse, which are in their fifth and fourth decades of operation, respectively. Their performance reflects considerable work over the past several years in refreshing critical brand elements, including each brand's promotional approach, core menu, advertising, and restaurant design and décor. They show as well in the fundamental strength of Olive Garden, which – in its fourth decade of operation – has average sales per restaurant that are among the highest in the industry for nationally advertised casual dining chains.

Our brand management capabilities also show in our comprehensive action plan to address Olive Garden's recent same-restaurant sales softness. We believe the loss of sales momentum is the result of erosion over time in the value leadership position Olive Garden has long enjoyed compared to competitors. In response, we are taking a number of steps. For one, we have been changing Olive Garden's promotional approach. In the second half of fiscal 2012, we accelerated our movement away from promotions that feature one or two new dishes, sometimes at a price point – an approach that worked well for over a decade but has grown increasingly less effective over the past 18 months. Our new approach is consistent with Red Lobster's and LongHorn Steakhouse's strategy for the past two years. We are featuring a wider variety of dishes that are part of a broader value and/or culinary theme, and when there is a price point, our advertising is focusing more intensively on price and affordability.

In fiscal 2013, we will also introduce a new advertising campaign at Olive Garden that communicates key brand attributes, including value and affordability, in a fresher way. In addition, we will make meaningful changes to the core menu to increase the number of approachable price points in each menu category and begin ramping up the remodeling of our earliest 430 Olive Garden restaurants.

With these and other enhancements at Olive Garden and continued momentum at Red Lobster, LongHorn Steakhouse and our Specialty Restaurant Group brands, we continue to target compound annual same-restaurant sales growth of 2 percent to 4 percent over the long-term. We expect, however, that fiscal 2013 will be another year of below normalized economic growth. Therefore, we are planning same-restaurant sales growth of 1 percent to 2 percent this year.

The performance of our new restaurants, which are generating value-creating returns on an overall basis, is another indication of the strength of our brands. In fiscal 2013, we will once again accelerate new-restaurant expansion, opening a total of 100 to 110 net new restaurants, excluding Yard House, up from 89 in fiscal 2012. At LongHorn Steakhouse, which remains on track to become a national brand, we plan to add 44 to 48 net new restaurants in fiscal 2013 and 200 to 220 new units over the next five years. At Olive Garden, which continues to have an ultimate unit potential in North America of 925 to 975 restaurants, our plan is to open 35 to 40 net new restaurants in fiscal 2013 and 125 to 135 new restaurants over the next five years. Excluding Yard House's addition to the Group, we plan to add 14 to 16 net new restaurants at our Specialty Restaurant Group in fiscal 2013 and 100 to 110 over the next five years.

In total, excluding Yard House, we expect overall new-restaurant growth for the Company to be approximately 5 percent in fiscal 2013, reaching what has been our long-range target for some time now. And including or excluding Yard House, we expect to meet or exceed that level of growth each of the following four years.

A WEALTH OF COLLECTIVE EXPERIENCE AND EXPERTISE

We believe the breadth and depth of our collective experience and expertise – which the addition of the talented team at Yard House will only increase – sets us apart in the full-service restaurant industry. This collective capability is the product of investments over many years in areas that are critical to success in our business, including brand-management excellence, restaurant operations excellence, supply chain, talent management and information technology, among other things. To support future growth, we are changing in two important ways. We are modifying our organizational structure so we can better leverage our *existing* experience and expertise. And we are adding *new* expertise in additional areas that are critical to future success.

A significant structural change occurred in fiscal 2008, with the acquisition of LongHorn Steakhouse and The Capital Grille, when we created the Specialty Restaurant Group. The Specialty Restaurant Group provides our smaller brands with world-class leadership and with support that is tailored to meet their needs, without burdening them with costs that compromise their ability to create value.

Several more recent structural changes reflect the recognition that, with the tremendous day-to-day retail intensity of our business, we were not paying sufficient attention to major sales-building opportunities that have longer lead times. To take full advantage of these opportunities, in the past two years we have created enterprise-level Marketing and Restaurant Operations units and established forward-looking strategy units in our Finance and Information Technology functions. These teams have been resourced with talented leaders who have long tenure with the Company and with talented professionals new to the organization. Together, the teams are developing a more robust longer-term growth agenda to supplement the ongoing work of our brands. In fiscal 2013, we will be in the marketplace with two of the resulting initiatives – a greatly enhanced "To Go!" takeout operation at Olive Garden to respond to guests' increasing need for convenience, and a national Spanish-language advertising campaign for Red Lobster to increase awareness

"As we look forward, we believe that over the next five years we have the opportunity to increase our annual revenues by $3 billion to $4.5 billion..."

among, and visits from, Hispanic and Latino consumers. We are excited about these efforts and about other aspects of the longer-term growth agenda that are now under development for deployment in fiscal 2014 and beyond.

INCREASINGLY COST-EFFECTIVE SUPPORT

The total sales growth we envision will increase the cost-effectiveness of our support platform by leveraging the meaningful fixed and semi-fixed costs in our business. However, sales growth alone is not sufficient. We anticipate persistent upward pressure on our food costs, for example, driven by a sustained rise in global wealth, especially in emerging nations with large populations. We also expect persistent upward pressure on regulatory and compliance costs as increasing global transparency translates into rising expectations from the public and from non-public policymakers regarding how we conduct our business.

As we noted in our letter to you last year, in response to these and other dynamics we have been supplementing our conventional *incremental* year-to-year cost-management efforts with an ongoing focus on identifying and aggressively pursuing *transformational* multi-year cost-reduction opportunities that involve running and supporting the business in fundamentally different and more cost-effective ways. In fiscal 2013, we will continue to implement the four transformational initiatives that were our focus last year – further automating our supply chain; significantly reducing the use of energy, water and cleaning supplies in our restaurants; centralizing management of our restaurant facilities; and optimizing labor costs within our restaurants. In addition, this year we intend to identify at least one additional transformational opportunity that can drive further cost-effectiveness in fiscal 2014 and beyond.

A WINNING CULTURE

Ours is a people business, and the success we envision going forward – just like the success we have enjoyed to this point – is possible only if we have a strong culture that a wide range of people embrace and of which they want to be a part. We have long had that kind of culture, and it is grounded in three things. We have a shared purpose, which is to make a positive difference in the lives of everyone with whom we come into contact. We have a shared identity, which is to be the best at what we do, and demonstrate that by winning in the marketplace, while also being a place where people can achieve their dreams. And we have a strong set of shared values that speak to how we treat one another and how we treat people outside our organization.

An important validation of the strength of our culture is the recognition we earned from *FORTUNE* magazine in 2011 and again in 2012 as one of the "100 Best Companies to Work For." We are particularly proud because selection relies on an independently administered survey of employees – which, in our case, are largely hourly restaurant employees – and Darden is the first restaurant company to receive such recognition.

A key driver of the high level of engagement behind the *FORTUNE* recognition is our diversity and inclusiveness, which is best reflected in restaurant operations. It is our largest function and perhaps the most important since our operators most directly interact with our guests. Three of our four most senior Operations leaders are people of color, as are 22 percent of our restaurant General Managers and Managing Partners and 29 percent of our other restaurant Managers.

Looking forward, we believe the growth and expansion we envision will help us maintain a winning culture. Over 90 percent of our restaurant General Managers and Managing Partners are promoted from our restaurant Manager ranks. With the new-restaurant growth we anticipate, this means that over the next five years more than 1,300 people will be promoted to the General Manager and Managing Partner levels internally. Similarly, approximately half of our restaurant Managers are promoted from our hourly employee ranks, which means that over the next five years approximately 4,000 hourly employees will earn such promotions. As so many people continue to see Darden as a diverse and inclusive engine of opportunity, we are confident we can elicit from our workforce the kind of passionate commitment and discretionary effort that, ultimately, makes our brands and brand support platform as powerful as they are.

CONCLUSION

While we recognize and are responding with urgency to today's challenges, we are also excited about the future. That's because, again, we are convinced we have what it takes to create compelling value for you, our shareholders, and for the people who work at your Company. We have strong brands, considerable collective experience and expertise, an increasingly cost-effective operating platform and a winning culture. As a result, over the next five years we expect to accelerate momentum toward our ultimate goal – which is to build a great company, now and for generations to come.

Thank you for being a shareholder and placing your trust in us.

Clarence Otis, Jr.
Chairman and Chief Executive Officer

Andrew Madsen
President and Chief Operating Officer

What We Can Deliver

Exceptional assets, collective expertise, a highly-efficient and effective support platform, winning culture and a proven track record. During the past five years we have created exceptional value, and now we are poised to use these strengths to create new compelling value for our shareholders.



STEADY REVENUE INCREASES

Since fiscal 2008, we have increased our annual revenues by $1.4 billion. This increase has been fueled by new-unit growth, same-restaurant sales growth and the acquisition of the LongHorn Steakhouse and The Capital Grille brands. We believe our current portfolio of brands, along with the international franchising and other non-traditional opportunities ahead of us, can ultimately enable Darden to add $3.0 billion to $4.5 billion in annual revenue by fiscal 2017.


($ in billions)
$6.63
$7.22
$7.11
$7.50
$8.00
$11.0–$12.5
2008
2009*
2010
2011
2012
2017**

* 53-week year

** This page contains a forward-looking statement that, by its nature, involves risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statement.

STRONG EARNINGS GROWTH

Since fiscal 2008, we have increased our diluted net earnings per share from continuing operations by $1.03, or over 40 percent. Strong top-line momentum, focused cost management and our ability to leverage our scale have all contributed to this level of earnings growth. As we look ahead, we believe we can add an incremental $2.15 to $3.65 to annual diluted net earnings per share from continuing operations by the end of fiscal 2017.


(per share)
$2.55
$2.65
$2.86
$3.41
$3.58
$5.75-
$7.25
2008
2009*
2010
2011
2012
2017**

* 53-week year

** This page contains a forward-looking statement that, by its nature, involves risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statement.

ROBUST CASH FLOW

Our operating cash flows have proven to be quite durable over the past five years, despite challenging economic and industry conditions. The strength of our cash flows will enable us to continue investing in meaningful new-unit growth and remodeling existing restaurants, while also returning substantial capital to shareholders through dividends and share repurchase.


($ in millions)
$767
$784
$903
$895
$762
$1,400-
$1,600
2008
2009*
2010
2011
2012
2017**

* 53-week year

** This page contains a forward-looking statement that, by its nature, involves risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statement.



HOW ARE WE

Built to Deliver

EVEN MORE VALUE?

50 MORE RESTAURANTS



RED LOBSTER

Red Lobster ended the fiscal year with 704 restaurants and has the ultimate potential for 800 total locations. During the next several years, the brand will slow new-unit development to focus on remodeling existing restaurants. With its high return on sales and strong cash flow, Red Lobster serves an important role helping fund growth and our return of capital to shareholders.



OLIVE GARDEN

Olive Garden ended the fiscal year with 792 restaurants and has the ultimate potential for 925 to 975 total locations. We expect to open more than 125 new restaurants by fiscal 2017, which will generate annual sales of $700 million and annual operating profit of $110 million. With its combination of a high return on sales, strong cash flows and meaningful new-unit capacity, Olive Garden is both a growth engine and growth funder within our portfolio.

0

We intend to add 500 more restaurants over the next five years which we would translate to 5 percent annual sales growth.

We have meaningful, value-creating unit growth opportunities across all of our brands, looking only at traditional restaurant sites and formats. The net addition of 500 more restaurants by fiscal 2017 is significant growth indeed, considering how few full-service dining brands have more than 500 restaurants in total. As we engage in this level of traditional unit expansion, however, we are also exploring the development of non-traditional sites and formats that may enable us to deliver even more significant new-restaurant growth.



LONGHORN STEAKHOUSE

LongHorn Steakhouse ended the fiscal year with 386 restaurants and has the ultimate potential for 600 to 800 total locations. We expect to open more than 200 new restaurants by fiscal 2017, which will generate annual sales of $650 million and annual operating profit of $90 million. With its current locations concentrated in the eastern third of the country, LongHorn Steakhouse's opportunity to expand nationwide makes it a valuable growth engine in our portfolio.


THE CAPITAL GRILLE

THE SPECIALTY RESTAURANT GROUP

The Specialty Restaurant Group ended the fiscal year with 110 restaurants and has the ultimate potential for over 350 total locations. We expect to open more than 100 new-restaurant units by fiscal 2017, which will generate annual sales of $650 million and annual operating profit of $80 million. With its strong cash flows, the Specialty Restaurant Group is a growth engine that is able to fund its own growth.

MORE SALES

Our almost 2,000 existing restaurants are positioned to deliver 2 to 4 percent growth in same-restaurant sales through fiscal 2017.




RED LOBSTER
SEA FOOD DIFFERENTLY



SAME-RESTAURANT SALES GROWTH

Marketing Initiatives
Our marketing teams are focused on developing initiatives to help drive same-restaurant sales growth while building brand equity and ensuring differentiated guest experiences. Among other things, in fiscal 2013: **Olive Garden** will introduce a new advertising campaign that puts a fresh face on the brand while also launching a new core menu that focuses on increasing everyday affordability and strengthening its value leadership position. Building on the success of its remodel initiative and "Real People" advertising campaign, **Red Lobster** plans to introduce a new core menu that addresses affordability and broadens the selection of non-seafood items. And **LongHorn Steakhouse** will launch a new advertising campaign that even more effectively communicates its unique brand promise.

To further strengthen our marketing capabilities, we're also embarking on a multi-year, enterprise-wide effort to build a robust digital technology platform and richer guest database. To maintain strong brand relevance, we recognize the need for a digital technology platform that supports the guest-facing applications that are becoming more and more expected as guests adopt more and more digitally enabled lifestyles. The platform will also enable us to capture the guest-specific information required to complement our broad-based advertising and promotion efforts with much more targeted direct marketing and relationship-building programs.

Restaurant Operations
Our restaurant operations teams are focused on delivering exceptional experiences for millions of guests every week across seven different brands in nearly 2,000 restaurant locations. Successfully delivering each brand's unique guest experience not only requires the commitment and dedication of our restaurant teams, but also a network of systems and support that gives our people time to make the human touch an even larger part of dining with us. Tools such as our proven and increasingly effective guest forecasting systems help ensure we're prepared with the right amount of food and the right amount of labor to serve our guests.

We're also working to better enable operations-driven sales growth and further strengthen operations talent development by implementing a new operations leadership structure at Red Lobster, Olive Garden and LongHorn Steakhouse. We're adding a new leadership role between our Senior Vice Presidents of Operations and our Directors of Operations. This new role – Regional Vice President or Managing Director – reports to a Senior Vice President of Operations and manages Directors of Operations. The change reduces the span of control of Senior Vice Presidents of Operations, allowing them to focus on identifying new tools and support and operations strategies to sustainably grow guest counts and sales in their divisions, while increasing the leadership attention dedicated to day-to-day, in-restaurant execution.

MORE CASH

2013
2014
2015
2016
+ 2017

$2.9 to 3.6 Billion

CUMULATIVE DIVIDENDS AND SHARE REPURCHASE

Operating Leverage Should Accelerate Cash Flow:
We remain confident we have a winning formula for growth. Our success will be driven by strong total sales growth and consistent margin expansion as we leverage our collective experience and expertise and an increasingly efficient support platform. To complement all of this, we are also working to capture adjacent business opportunities. These include further accelerating new-unit growth through the development of Synergy locations, as well as extending brands to international markets via franchising partnerships. Synergy restaurants combine any two of our larger three brands into a single facility, which allows us to optimize the capital investment and key operating costs in the kitchen and management teams. This new format provides us the opportunity to penetrate smaller markets that could not support two brands on a stand-alone basis. On the international front, in fiscal 2011 we entered into an agreement involving the opening of a minimum of 60 restaurants across the Middle East over the next five years. To date, we have opened Red Lobsters in Dubai and Qatar. In fiscal 2012, we announced agreements that envision opening a minimum of 37 locations across Mexico and a minimum of 11 locations in Puerto Rico, both over the next five years. In addition, we continue to pursue future potential opportunities in Asia and South America.



SUPPLY CHAIN AUTOMATION

We are working to more fully automate our supply chain, from product pricing and demand forecasting through replenishment ordering and shipment to our restaurants. In addition, optimizing the interface with our manufacturing and distribution process, including storage, freight and receiving, is also foundational to this initiative. We believe this program can reduce costs $60 million to $65 million annually, and we are over halfway there.



FACILITIES MAINTENANCE CENTRALIZATION

Centralizing our facilities maintenance, when fully implemented, will allow restaurant Managers anywhere in the country to call a single 800 number to get help with their common restaurant maintenance needs. At that point, our national service center will take over, leveraging national pricing and a pre-approved set of vendors. This program should generate annual savings of $15 million to $20 million and, more importantly, allow our managers to spend more time with employees and guests.



SUSTAINABLE PRACTICES

Sustainable restaurant operating practices are about changing practices to reduce the amount of water, energy and cleaning supplies used in our restaurants. Actions include installing low-flow water nozzles in our kitchens and restrooms, implementing power-up and power-down schedules for equipment, installing more energy-efficient lighting in our kitchens, parking lots and dining rooms, and adhering more closely to dining room temperature standards. This program can ultimately save $25 million to $30 million on an annual basis.



LABOR OPTIMIZATION

Labor optimization focuses on key areas such as improving guest count and labor scheduling, refining key restaurant team pay practices across Red Lobster, Olive Garden and LongHorn Steakhouse and identifying the optimal balance between full-time and part-time hourly employees at each brand. All this work was guided by our commitment to improve both the guest and employee experiences. These changes will allow us to save $40 million to $45 million on an annual basis.

BOARD OF DIRECTORS



Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer, Darden Restaurants, Inc.

Andrew H. Madsen
President and Chief Operating Officer, Darden Restaurants, Inc.





Michael W. Barnes
Chief Executive Officer of Signet Jewelers Limited, a specialty retail jeweler.

Dr. Leonard L. Berry
Presidential Professor for Teaching Excellence, Distinguished Professor of Marketing, and M.B. Zale Chair in Retailing and Marketing Leadership, Mays Business School, Texas A&M University.



Odie C. Donald
President of Odie Donald Investment Enterprises, LLC, a private investment firm. Retired President of DIRECTV, Inc., a satellite television service.

Christopher J. (CJ) Fraleigh
Former Chief Executive Officer of Sara Lee North America and Executive Vice President of Sara Lee Corporation, a global consumer products company.





Victoria D. Harker
Chief Financial Officer of Gannett Co., Inc., an international media and marketing solutions company.





David H. Hughes
Retired Chairman of the Board of Hughes Supply, Inc., a building supply company.

Charles A. Ledsinger, Jr.
Chairman of Realty Investment Company, Inc., a private operating and investment company, and Sunburst Hospitality Corporation, a private hotel and real estate operator. Retired Vice Chairman and Chief Executive Officer of Choice Hotels International, Inc., a lodging franchisor.



William M. Lewis, Jr.
Managing Director and Co-Chairman of Investment Banking for Lazard Ltd., an investment banking firm.



Senator Connie Mack, III
Partner and Senior Policy Advisor of Liberty Partners Group, a public policy consulting firm. Former Senior Policy Advisor for King & Spalding LLP, a law firm. Former U.S. Senator.



Michael D. Rose
Chairman of the Board of Midaro Investments, Inc., a privately held investment firm. Former Chairman of the Board of First Horizon National Corporation, a national financial services company.



Maria A. Sastre
Chief Operating Officer of Signature Flight Support Corporation, a fixed based operation and distribution network for business aviation services and retired Vice President, Latin America and Caribbean Sales and Marketing, Royal Caribbean Cruises Ltd., a global cruise line company.





William S. Simon
Executive Vice President of Wal-Mart Stores, Inc., a global retailer, and President and Chief Executive Officer of Walmart U.S.

2012 FINANCIAL REVIEW

Comparison of Five-Year Total Return for Darden Restaurants, Inc., S&P 500 Stock Index and S&P Restaurants Index



Darden Restaurants, Inc.
S&P 500 Stock Index
S&P Restaurants Index
$300
$ 0
$100.00
$209.27
$134.86
$96.96
May-07
May-08
May-09
May-10
May-11
May-12

	5/27/07	5/25/08	5/31/09	5/30/10	5/29/11	5/27/12
Darden Restaurants, Inc.	$100.00	$ 71.52	$ 83.77	$102.16	$124.84	$134.86
S&P 500 Stock Index	$100.00	$ 92.59	$ 63.56	$ 76.91	$ 95.85	$ 96.96
S&P Restaurants Index	$100.00	$101.58	$101.87	$128.22	$168.13	$209.27

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

This discussion and analysis below for Darden Restaurants, Inc. (Darden, the Company, we, us or our) should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report. We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2012, 2011 and 2010 each consisted of 52 weeks of operation.

OVERVIEW OF OPERATIONS

Our business operates in the full-service dining segment of the restaurant industry, primarily in the United States. At May 27, 2012, we operated 1,994 Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurants in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida that are owned by joint ventures and managed by us. None of our restaurants in the United States or Canada are franchised. As of May 27, 2012, we also had 28 restaurants outside the United States and Canada operated by independent third parties pursuant to area development and franchise agreements, including 5 LongHorn Steakhouse restaurants in Puerto Rico, 22 Red Lobster restaurants in Japan and 1 Red Lobster restaurant in Dubai.

On November 14, 2011, we completed the acquisition of eight Eddie V's Prime Seafood restaurants and three Wildfish Seafood Grille restaurants (collectively Eddie V's) and all related assets and net working capital for $58.5 million in cash. The results of operations from Eddie V's, which are not material, are included in our consolidated financial statements from the date of acquisition.

Our mission is to be the best in full-service dining, now and for generations. We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand restaurant growth company, which is grounded in:

- Brand relevance;
- Brand support;
- A vibrant business model;
- Competitively superior leadership; and
- A unifying, motivating culture.

We seek to increase profits by leveraging our fixed and semi-fixed costs with sales from new restaurants and increased guest traffic and sales at existing restaurants. To evaluate our operations and assess our financial performance, we monitor a number of operating measures, with a special focus on two key factors:

- Same-restaurant sales – which is a year-over-year comparison of each period's sales volumes for restaurants open at least 16 months, including recently acquired restaurants, regardless of when the restaurants were acquired; and
- Restaurant earnings – which is restaurant-level profitability (restaurant sales, less restaurant-level cost of sales, marketing and depreciation).

Increasing same-restaurant sales can improve restaurant earnings because these incremental sales provide better leverage of our fixed and semi-fixed restaurant-level costs. A restaurant brand can generate same-restaurant sales increases through increases in guest traffic, increases in the average guest check, or a combination of the two. The average guest check can be impacted by menu price changes and by the mix of menu items sold. For each restaurant brand, we gather daily sales data and regularly analyze the guest traffic counts and the mix of menu items sold to aid in developing menu pricing, product offerings and promotional strategies. We view same-restaurant guest counts as a measure of the long-term health of a restaurant brand, while increases in average check and menu mix may contribute more significantly to near-term profitability. We focus on balancing our pricing and product offerings with other initiatives to produce sustainable same-restaurant sales growth.

We compute same-restaurant sales using restaurants open at least 16 months because this period is generally required for new restaurant sales levels to normalize. Sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. Our sales and expenses can be impacted significantly by the number and timing of new restaurant openings and closings, relocation and remodeling of existing restaurants. Pre-opening expenses each period reflect the costs associated with opening new restaurants in current and future periods.

Fiscal 2012 Financial Highlights

Our sales from continuing operations were $8.00 billion in fiscal 2012 compared to $7.50 billion in fiscal 2011. The 6.6 percent increase was primarily driven by the addition of 89 net new company-owned restaurants plus the addition of 11 Eddie V's purchased restaurants, and a blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse. Our blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse of 1.8 percent compares to an increase of 1.3 percent for the Knapp-Track™ benchmark of U.S. same-restaurant sales excluding Darden. Net earnings from continuing operations for fiscal 2012 were $476.5 million ($3.58 per diluted share) compared with net earnings from continuing operations for fiscal 2011 of $478.7 million ($3.41 per diluted share). Net earnings from continuing operations for fiscal 2012 decreased 0.5 percent and diluted net earnings per share from continuing operations increased 5.0 percent compared with fiscal 2011.

Our net losses from discontinued operations were $1.0 million ($0.01 per diluted share) for fiscal 2012, compared with net losses from discontinued operations of $2.4 million ($0.02 per diluted share) for fiscal 2011. When combined with results from continuing operations, our diluted net earnings per share were $3.57 and $3.39 for fiscal 2012 and 2011, respectively.

Outlook and Strategy

On July 12, 2012, we entered into an agreement to acquire Yard House USA, Inc. (Yard House), for $585.0 million in an all-cash transaction. The acquisition is expected to be completed early in the second quarter of fiscal 2013. See the subsection below entitled "Liquidity and Capital Resources" for further details.

We expect blended U.S. same-restaurant sales in fiscal 2013 to increase between 1.0 percent and 2.0 percent for Olive Garden, Red Lobster and LongHorn Steakhouse. Including the impact from operations of Yard House, we expect fiscal 2013 total sales to increase between 9.0 percent and 10.0 percent and diluted net earnings per share growth from continuing operations for fiscal 2013 to range from 5.0 percent to 9.0 percent. In fiscal 2013, exclusive of the Yard House transaction, we expect to add approximately 100 to 110 net new restaurants, and we expect capital expenditures will be approximately $750 million, including approximately $15 million to $20 million in information technology platform enhancements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In June 2012, we announced a quarterly dividend of $0.50 per share, payable on August 1, 2012. Previously, our quarterly dividend was $0.43 per share, or $1.72 per share on an annual basis. Based on the $0.50 quarterly dividend declaration, our expected annual dividend is $2.00 per share, a 16.3 percent increase. Dividends are subject to the approval of the Company's Board of Directors and, accordingly, the timing and amount of our dividends are subject to change.

To support future growth, we are striving to change in two important ways: we are modifying our organizational structure so we can better leverage our existing experience and expertise, and we are adding new expertise in additional areas that are critical to future success. In the past two years we have created enterprise-level marketing and restaurant operations units and established forward-looking strategy units in our finance and information technology functions. We have initiatives focusing on our Specialty Restaurant Group, enterprise-level sales building, digital guest and employee engagement, health and wellness, and centers of excellence. We plan to grow by leveraging our expertise and new capabilities to increase same-restaurant sales, increase the number of restaurants in each of our existing brands, and develop or acquire additional brands that can be expanded profitably. We also continue to pursue other avenues of new business development, including franchising our restaurants outside of the U.S. and Canada, testing "synergy restaurants" and other formats to expand our brands, and selling consumer packaged goods such as Olive Garden salad dressing.

The total sales growth we envision should increase the cost-effectiveness of our support platform. However, we also plan to supplement our conventional incremental year-to-year cost management efforts with an ongoing focus on identifying and pursuing transformational multi-year cost reduction opportunities. In fiscal 2013, we plan to continue to implement the four transformational initiatives that were our focus last year – further automating our supply chain, significantly reducing the use of energy, water and cleaning supplies in our restaurants, centralizing management of our restaurant facilities and optimizing labor costs within our restaurants.

There are significant risks and challenges that could impact our operations and ability to increase sales and earnings. The full-service restaurant industry is intensely competitive and sensitive to economic cycles and other business factors, including changes in consumer tastes and dietary habits. Other risks and uncertainties are discussed and referenced in the subsection below entitled "Forward-Looking Statements."

RESULTS OF OPERATIONS FOR FISCAL 2012, 2011 AND 2010

The following table sets forth selected operating data as a percent of sales from continuing operations for the fiscal years ended May 27, 2012, May 29, 2011 and May 30, 2010. This information is derived from the consolidated statements of earnings found elsewhere in this report.

	Fiscal Years		
	2012	2011	2010
Sales	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales:			
Food and beverage	**30.8**	29.0	28.8
Restaurant labor	**31.3**	32.0	33.1
Restaurant expenses	**15.0**	15.1	15.2
Total cost of sales, excluding restaurant depreciation and amortization of 4.1%, 3.9% and 4.0%, respectively	**77.1%**	76.1%	77.1%
Selling, general and administrative	**9.2**	9.9	9.7
Depreciation and amortization	**4.4**	4.2	4.3
Interest, net	**1.3**	1.2	1.3
Total costs and expenses	**92.0%**	91.4%	92.4%
Earnings before income taxes	**8.0**	8.6	7.6
Income taxes	**(2.0)**	(2.2)	(1.9)
Earnings from continuing operations	**6.0**	6.4	5.7
Losses from discontinued operations, net of taxes	**(0.1)**	–	–
Net earnings	**5.9%**	6.4%	5.7%

SALES

Sales from continuing operations were $8.00 billion in fiscal 2012, $7.50 billion in fiscal 2011 and $7.11 billion in fiscal 2010. The 6.6 percent increase in sales from continuing operations for fiscal 2012 was driven by the addition of 89 net new company-owned restaurants plus the addition of 11 Eddie V's purchased restaurants, and the 1.8 percent blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse.

Olive Garden's sales of $3.58 billion in fiscal 2012 were 2.5 percent above last fiscal year, driven primarily by revenue from 38 net new restaurants partially offset by a U.S. same-restaurant sales decrease of 1.2 percent. The decrease in U.S. same-restaurant sales resulted from a 1.3 percent decrease in same-restaurant guest counts partially offset by a 0.1 percent increase in average check. Average annual sales per restaurant for Olive Garden were $4.7 million in fiscal 2012 compared to $4.8 million in fiscal 2011.

Red Lobster's sales of $2.67 billion in fiscal 2012 were 5.9 percent above last fiscal year, driven primarily by a U.S. same-restaurant sales increase of 4.6 percent combined with revenue from six net new restaurants. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in same-restaurant guest counts combined with a 2.4 percent increase in average guest check. Average annual sales per restaurant for Red Lobster were $3.8 million in fiscal 2012 compared to $3.6 million in fiscal 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

LongHorn Steakhouse's sales of $1.12 billion in fiscal 2012 were 13.5 percent above last fiscal year, driven primarily by revenue from 32 net new restaurants combined with a same-restaurant sales increase of 5.3 percent. The increase in same-restaurant sales resulted from a 4.8 percent increase in same-restaurant guest counts combined with a 0.5 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $3.0 million in fiscal 2012 compared to $2.9 million in fiscal 2011.

In total, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's generated sales of $623.0 million in fiscal 2012, which were 24.1 percent above last fiscal year, primarily driven by 2 net new restaurants at The Capital Grille, 4 new restaurants at Bahama Breeze, 6 new restaurants at Seasons 52 and the addition of 11 Eddie V's purchased restaurants. Additionally, sales growth reflected same-restaurant sales increases of 5.3 percent at The Capital Grille, 3.4 percent at Bahama Breeze and 3.8 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.8 million in fiscal 2012 compared to $6.5 million in fiscal 2011. Average annual sales per restaurant for Bahama Breeze were $5.6 million in fiscal 2012 compared to $5.5 million in fiscal 2011. Average annual sales per restaurant for Seasons 52 were $6.4 million in fiscal 2012 compared to $6.3 million in fiscal 2011.

The 5.4 percent increase in sales from continuing operations for fiscal 2011 was driven by the addition of 70 net new company-owned restaurants and the 1.4 percent blended same-restaurant sales increase for Olive Garden, Red Lobster and LongHorn Steakhouse.

Olive Garden's sales of $3.49 billion in fiscal 2011 were 5.2 percent above fiscal 2010, driven primarily by revenue from 31 net new restaurants combined with a U.S. same-restaurant sales increase of 1.2 percent. The increase in U.S. same-restaurant sales resulted from a 1.5 percent increase in average guest check partially offset by a 0.3 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Olive Garden were $4.8 million in fiscal 2011 compared to $4.7 million in fiscal 2010.

Red Lobster's sales of $2.52 billion in fiscal 2011 were 1.3 percent above fiscal 2010, driven primarily by revenue from four net new restaurants combined with a U.S. same-restaurant sales increase of 0.3 percent. The increase in U.S. same-restaurant sales resulted from a 2.2 percent increase in average guest check partially offset by a 1.9 percent decrease in same-restaurant guest counts. Average annual sales per restaurant for Red Lobster were $3.6 million in fiscal 2011 and fiscal 2010.

LongHorn Steakhouse's sales of $983.7 million in fiscal 2011 were 11.6 percent above fiscal 2010, driven primarily by revenue from 23 net new restaurants combined with a same-restaurant sales increase of 5.4 percent. The increase in same-restaurant sales resulted from a 3.4 percent increase in same-restaurant guest counts combined with a 2.0 percent increase in average guest check. Average annual sales per restaurant for LongHorn Steakhouse were $2.9 million in fiscal 2011 compared to $2.7 million in fiscal 2010.

In total, The Capital Grille, Bahama Breeze and Seasons 52 generated sales of $502.2 million in fiscal 2011, which were 19.0 percent above fiscal 2010, primarily driven by four new restaurants at The Capital Grille, one new restaurant at Bahama Breeze and six new restaurants at Seasons 52. Additionally, sales growth reflected same-restaurant sales increases of 6.2 percent at The Capital Grille, 2.4 percent at Bahama Breeze and 4.4 percent at Seasons 52. Average annual sales per restaurant for The Capital Grille were $6.5 million in fiscal 2011 compared to $6.2 million in fiscal 2010. Average annual sales per restaurant for Bahama Breeze were $5.5 million in fiscal 2011 compared to $5.4 million in fiscal 2010. Average annual sales per restaurant for Seasons 52 were $6.3 million in fiscal 2011 compared to $5.9 million in fiscal 2010.

COSTS AND EXPENSES

Total costs and expenses from continuing operations were $7.36 billion in fiscal 2012, $6.85 billion in fiscal 2011 and $6.57 billion in fiscal 2010. As a percent of sales, total costs and expenses from continuing operations were 92.0 percent in fiscal 2012, 91.4 percent in fiscal 2011 and 92.4 percent in fiscal 2010.

Food and beverage costs increased $287.0 million, or 13.2 percent, from $2.17 billion in fiscal 2011 to $2.46 billion in fiscal 2012. Food and beverage costs increased $122.4 million, or 6.0 percent, from $2.05 billion in fiscal 2010 to $2.17 billion in fiscal 2011. As a percent of sales, food and beverage costs increased from fiscal 2011 to fiscal 2012 primarily as a result of higher seafood and other food commodity costs and unfavorable menu-mix, partially offset by pricing. As a percent of sales, food and beverage costs increased from fiscal 2010 to fiscal 2011 primarily as a result of higher seafood and other commodity costs, partially offset by pricing.

Restaurant labor costs increased $105.1 million, or 4.4 percent, from $2.40 billion in fiscal 2011 to $2.50 billion in fiscal 2012. Restaurant labor costs increased $46.3 million, or 2.0 percent, from $2.35 billion in fiscal 2010 to $2.40 billion in fiscal 2011. As a percent of sales, restaurant labor costs decreased in fiscal 2012 primarily as a result of sales leveraging, improved wage-rate management and lower manager incentive compensation, partially offset by an increase in FICA taxes on higher reported tips. The increase in FICA tax expense on higher reported tips is fully offset in our consolidated earnings from continuing operations by a corresponding income tax credit, which reduces income tax expense. As a percent of sales, restaurant labor costs decreased in fiscal 2011 primarily as a result of pricing, increased employee productivity, lower manager incentive compensation, decreased employee insurance claims costs and improved wage-rate management, partially offset by higher unemployment taxes.

Restaurant expenses (which include utilities, repairs and maintenance, credit card, lease, property tax, workers' compensation, new restaurant pre-opening and other restaurant-level operating expenses) increased $71.6 million, or 6.3 percent, from $1.13 billion in fiscal 2011 to $1.20 billion in fiscal 2012. Restaurant expenses increased $46.8 million, or 4.3 percent, from $1.08 billion in fiscal 2010 to $1.13 billion in fiscal 2011. As a percent of sales, restaurant expenses decreased in fiscal 2012 as compared to fiscal 2011 primarily due to sales leveraging and lower credit card fees partially offset by higher workers' compensation costs. As a percent of sales, restaurant expenses decreased in fiscal 2011 as compared to fiscal 2010 primarily due to pricing and lower general liability expenses partially offset by higher credit card fees.

Selling, general and administrative expenses increased $4.1 million, or 0.6 percent, from $742.7 million in fiscal 2011 to $746.8 million in fiscal 2012. Selling, general and administrative expenses increased $52.0 million, or 7.5 percent, from $690.7 million in fiscal 2010 to $742.7 million in fiscal 2011. As a percent of sales, selling, general and administrative expenses decreased from fiscal 2011 to fiscal 2012 primarily due to sales leveraging, lower performance incentive compensation and favorable market-driven changes in fair value related to our non-qualified deferred compensation plans, partially offset by higher media costs. As a percent of sales, selling, general and administrative expenses increased from fiscal 2010 to fiscal 2011 primarily due to higher media expenses and compensation expenses partially offset by sales leveraging.

Depreciation and amortization expense increased $32.3 million, or 10.2 percent, from $316.8 million in fiscal 2011 to $349.1 million in fiscal 2012. Depreciation and amortization expense increased $15.9 million, or 5.3 percent, from $300.9 million in fiscal 2010 to $316.8 million in fiscal 2011. As a percent of sales, depreciation and amortization expense increased in fiscal 2012 primarily due to an increase in depreciable assets related to new restaurants and remodel activities, partially offset by sales leveraging. As a percent of sales, depreciation and amortization expense decreased in fiscal 2011 primarily due to sales leveraging, partially offset by the increase in depreciable assets related to new restaurants and remodel activities.

Net interest expense increased $8.0 million, or 8.5 percent, from $93.6 million in fiscal 2011 to $101.6 million in fiscal 2012. Net interest expense decreased $0.3 million, or 0.3 percent, from $93.9 million in fiscal 2010 to $93.6 million in fiscal 2011. As a percent of sales, net interest expense increased in fiscal 2012 compared to fiscal 2011 due to higher average debt balances in fiscal 2012, partially offset by sales leveraging. As a percent of sales, net interest expense decreased in fiscal 2011 compared to fiscal 2010 primarily as a result of lower average debt balances associated with the repayment of a portion of our long-term debt and sales leveraging, partially offset by the fiscal 2010 release of interest reserves associated with the favorable resolution of tax matters in fiscal 2010.

INCOME TAXES

The effective income tax rates for fiscal 2012, 2011 and 2010 continuing operations were 25.3 percent, 26.1 percent and 25.1 percent, respectively. The decrease in our effective rate for fiscal 2012 is primarily attributable to an increase in federal income tax credits related to the HIRE Act, an increase in the impact of FICA tax credits for employee reported tips, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes. The increase in our effective rate for fiscal 2011 is primarily attributable to the impact in fiscal 2010 of the favorable resolution of prior-year tax matters expensed in prior years and due to the increase in earnings before income taxes in fiscal 2011, partially offset by the impact of market-driven changes in the value of our trust-owned life insurance that are excluded for tax purposes.

NET EARNINGS AND NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Net earnings from continuing operations for fiscal 2012 were $476.5 million ($3.58 per diluted share) compared with net earnings from continuing operations for fiscal 2011 of $478.7 million ($3.41 per diluted share) and net earnings from continuing operations for fiscal 2010 of $407.0 million ($2.86 per diluted share).

Net earnings from continuing operations for fiscal 2012 decreased 0.5 percent and diluted net earnings per share from continuing operations increased 5.0 percent compared with fiscal 2011. The decrease in net earnings from continuing operations was primarily due to higher food and beverage costs, depreciation and amortization expense, and net interest expense as a percent of sales, which were partially offset by increased sales and lower restaurant labor expenses, restaurant expenses and selling, general and administrative expenses as a percent of sales, and a lower effective income tax rate. While net earnings from continuing operations decreased, diluted net earnings per share from continuing operations increased for fiscal 2012 due to a reduction in the average diluted shares outstanding primarily as a result of the cumulative impact of our continuing repurchase of our common stock.

Net earnings from continuing operations for fiscal 2011 increased 17.6 percent and diluted net earnings per share from continuing operations increased 19.2 percent compared with fiscal 2010. The increases in net earnings and diluted net earnings per share from continuing operations were primarily due to increases in sales and decreases in restaurant labor costs, restaurant expenses, depreciation and amortization expenses and interest expenses as a percent of sales, which were only partially offset by increases in food and beverage costs and selling, general and administrative expenses as a percent of sales. Diluted net earnings per share growth for fiscal 2011 was impacted by the reduction of diluted net earnings per share in fiscal 2010 of approximately $0.09 as a result of adjustments to our gift card redemption rate assumptions based on current consumer redemption behavior. Diluted net earnings per share from continuing operations for fiscal 2011 also benefited from the cumulative impact of our share repurchase program.

LOSSES FROM DISCONTINUED OPERATIONS

On an after-tax basis, losses from discontinued operations for fiscal 2012 were $1.0 million ($0.01 per diluted share) compared with losses from discontinued operations for fiscal 2011 of $2.4 million ($0.02 per diluted share) and fiscal 2010 of $2.5 million ($0.02 per diluted share).

SEASONALITY

Our sales volumes fluctuate seasonally. During fiscal 2012, 2011 and 2010, our average sales per restaurant were highest in the winter and spring, followed by the summer, and lowest in the fall. Holidays, changes in the economy, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

IMPACT OF INFLATION

We attempt to minimize the annual effects of inflation through appropriate planning, operating practices and menu price increases. During periods of higher than expected inflationary costs, we have been able to reduce the annual impact utilizing these strategies. We experienced higher than normal inflationary costs during fiscal 2012 and were able to partially reduce the annual impact utilizing these strategies. We do not believe inflation had a significant overall effect on our annual results of operations during fiscal 2011 and 2010.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements. However, certain of our accounting policies that are considered critical are those we believe are both most important to the portrayal of our financial condition and operating results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Land, Buildings and Equipment

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years, also using the straight-line method.

Our accounting policies regarding land, buildings and equipment, including leasehold improvements, include our judgments regarding the estimated useful lives of these assets, the residual values to which the assets are depreciated or amortized, the determination of what constitutes expected lease term and the determination as to what constitutes enhancing the value of or increasing the life of existing assets. These judgments and estimates may produce materially different amounts of reported depreciation and amortization expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

Leases

We are obligated under various lease agreements for certain restaurants. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods we are reasonably assured to exercise because failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option, and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based upon sales levels and is accrued when we determine that it is probable that such sales levels will be achieved.

Our judgments related to the probable term for each restaurant affect the classification and accounting for leases as capital versus operating, the rent holidays and escalation in payments that are included in the calculation of straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Impairment of Long-Lived Assets

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If these assets are determined to be impaired, the amount of impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined by appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for sale within prepaid expenses and other current assets in our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. For assets that meet the held-for-sale criteria, we separately evaluate whether those assets also meet the requirements to be reported as discontinued operations. Principally, if we discontinue cash flows and no longer have any significant continuing involvement with respect to the operations of the assets, we classify the assets and related results of operations as discontinued. We consider guest transfer (an increase in guests at another location as a result of the closure of a location) as continuing cash flows and evaluate the significance of expected guest transfer when evaluating a restaurant for discontinued operations reporting. To the extent we dispose of enough assets where classification between continuing operations and discontinued operations would be material to our consolidated financial statements, we utilize the reporting provisions for discontinued operations. Assets whose disposal is not probable within one year remain in land, buildings and equipment until their disposal within one year is probable.

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of these assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in usage or operating performance, desirability of the restaurant sites and other factors, such as our ability to sell our assets held for sale. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors could cause us to realize a material impairment loss. During fiscal 2012, we recognized asset impairment losses of $0.5 million ($0.3 million after tax), primarily related to the permanent closure of one Red Lobster, and the write-down of assets held for disposition based on updated valuations. During fiscal 2011, we recognized asset impairment losses of $4.7 million ($2.9 million after tax), primarily related to the permanent closure of two Red Lobsters and the write-down of another Red Lobster based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. During fiscal 2010, we recognized asset impairment losses of $6.2 million ($3.8 million after tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. Asset impairment losses are included in selling, general and administrative expenses on our consolidated statements of earnings.

Valuation and Recoverability of Goodwill and Trademarks

We review our goodwill and trademarks for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. At May 27, 2012 and May 29, 2011, we had goodwill of $538.6 million and $517.1 million, respectively. At May 27, 2012 and May 29, 2011, we had trademarks of $464.9 million and $454.0 million, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill and trademarks, we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal fourth quarter. As of the beginning of our fiscal fourth quarter, we had seven reporting units: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As we finalized the purchase price allocation for Eddie V's during our fourth fiscal quarter of 2012 and no indicators of impairment were identified, we excluded the goodwill allocated to Eddie V's from our annual impairment test. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.

Given the significance of goodwill related to LongHorn Steakhouse ($49.5 million) and The Capital Grille ($401.8 million), we also performed sensitivity analyses on our estimated fair value of these reporting units using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

income approach. We selected a weighted-average cost of capital for LongHorn Steakhouse and The Capital Grille of 11.0 percent. An increase in the weighted-average cost of capital of approximately 680 basis points and approximately 220 basis points would result in an impairment of a portion of the goodwill of LongHorn Steakhouse and The Capital Grille, respectively. The estimated fair value of LongHorn Steakhouse exceeded its carrying value by approximately 171 percent. The estimated fair value of The Capital Grille exceeded its carrying value by approximately 37 percent.

The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than the carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille. The estimated fair value of LongHorn Steakhouse's trademark exceeded its carrying value of $307.0 million by approximately 87 percent. The estimated fair value of The Capital Grille's trademark exceeded its carrying value of $147.0 million by approximately 49 percent. As our calculation of the trademark related to Eddie V's was finalized in the fourth quarter of fiscal 2012, we did not separately test the trademark for impairment. A key assumption in our fair value estimate is the discount rate utilized in the relief-from-royalty method. We selected a discount rate for LongHorn Steakhouse and The Capital Grille of 12.0 percent. An increase in the discount rate of approximately 650 basis points and approximately 310 basis points would result in impairment of a portion of the trademarks of LongHorn Steakhouse and The Capital Grille, respectively.

We determined that there was no goodwill or trademark impairment as of the first day of our fiscal 2012 fourth quarter and no additional indicators of impairment were identified through the end of our fiscal fourth quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in a future impairment loss.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 27, 2012, a write-down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $850.0 million would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with our acquisitions, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Insurance Accruals

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

Our accounting policies regarding these insurance programs include our judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Unanticipated changes in these factors may produce materially different amounts of reported expense under these programs.

Unearned Revenues

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage". We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the "redemption recognition" method. The estimated value of gift cards expected to go unused is recognized over the expected period of redemption as the remaining gift card values are redeemed. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimate of our breakage rate periodically and apply that rate to gift card redemptions. Changing our breakage-rate assumption on unredeemed gift cards by 10 percent of the current rate would result in an adjustment in our unearned revenues of approximately $25.5 million.

Income Taxes

We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as taxes paid on reported employee tip income, effective rates for state and local income taxes and the tax deductibility of certain other items. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

FASB ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

We base our estimates on the best available information at the time that we prepare the provision. We generally file our annual income tax returns several months after our fiscal year end. For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns that we filed through the fiscal year ended May 30, 2010 have been audited by the IRS. In the first quarter of fiscal 2012, the IRS completed the audit of our tax returns for the fiscal year ended May 30, 2010 with no material adjustments. The Company's tax returns for the fiscal year ended May 29, 2011 are under audit, and are expected to be completed by the second quarter of fiscal 2013. The IRS commenced examination of our U.S. federal income tax returns for May 27, 2012 in the first quarter of fiscal 2012. The examination is anticipated to be completed by the first quarter of fiscal 2014. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2011, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2002.

Included in the balance of unrecognized tax benefits at May 27, 2012 is $1.0 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations. The $1.0 million relates to items that would impact our effective income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities provide us with a significant source of liquidity, which we use to finance the purchases of land, buildings and equipment for new restaurants and to remodel existing restaurants, to pay dividends to our shareholders and to repurchase shares of our common stock. Since substantially all of our sales are for cash and cash equivalents, and accounts payable are generally due in 5 to 30 days, we are able to carry current liabilities in excess of current assets. In addition to cash flows from operations, we use a combination of long-term and short-term borrowings to fund our capital needs.

We currently manage our business and financial ratios to maintain an investment grade bond rating, which has historically allowed flexible access to financing at reasonable costs. Currently, our publicly issued long-term debt carries "Baa2" (Moody's Investors Service), "BBB" (Standard & Poor's) and "BBB" (Fitch) ratings. Our commercial paper has ratings of "P-2" (Moody's Investors Service), "A-2" (Standard & Poor's) and "F-2" (Fitch). These ratings are as of the date of the filing of this annual report and have been obtained with the understanding that Moody's Investors Service, Standard & Poor's and Fitch will continue to monitor our credit and make future adjustments to these ratings to the extent warranted. The ratings are not a recommendation to buy, sell or hold our securities, may be changed, superseded or withdrawn at any time and should be evaluated independently of any other rating.

Until October 3, 2011, we maintained a $750.0 million revolving Credit Agreement dated September 20, 2007 (Prior Revolving Credit Agreement) with Bank of America, N.A. (BOA), as administrative agent, and the lenders and other agents party thereto. The Prior Revolving Credit Agreement supported our commercial paper borrowing program and would have matured on September 20, 2012, but was terminated on October 3, 2011 when we entered into the new credit arrangements described below and repaid all amounts that were outstanding under the Prior Revolving Credit Agreement.

On October 3, 2011, we entered into a new $750.0 million revolving Credit Agreement (New Revolving Credit Agreement) with BOA, as administrative agent, and the lenders and other agents party thereto. The New Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 27, 2012, we were in compliance with the covenants under the New Revolving Credit Agreement. Additional information regarding terms and conditions of the Prior Revolving Credit Agreement and the New Revolving Credit Agreement is incorporated by reference from Note 9 to our consolidated financial statements in Part II, Item 8 of this report.

As of May 27, 2012, we had no outstanding balances under the New Revolving Credit Agreement. As of May 27, 2012, $262.7 million of commercial paper and $70.9 million of letters of credit were outstanding, which are backed by this facility. After consideration of outstanding commercial paper and letters of credit backed by the New Revolving Credit Agreement, as of May 27, 2012, we had $416.4 million of credit available under the New Revolving Credit Agreement.

On October 11, 2011, we issued $400.0 million aggregate principal amount of unsecured 4.500 percent senior notes due October 2021 (the New Senior Notes)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

under a registration statement filed with the SEC on October 6, 2010. Discount and issuance costs, which totaled $5.1 million, are being amortized over the term of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. Interest on the New Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2012. We may redeem the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change in control triggering event, unless we have previously exercised our right to redeem the New Senior Notes, we may be required to purchase the New Senior Notes from the holders at a purchase price equal to 101 percent of their principal amount plus accrued and unpaid interest.

At May 27, 2012, our long-term debt consisted principally of:

- $100.0 million of unsecured 7.125 percent debentures due in February 2016;
- $500.0 million of unsecured 6.200 percent senior notes due in October 2017;
- $400.0 million of unsecured 4.500 percent senior notes due in October 2021;
- $150.0 million of unsecured 6.000 percent senior notes due in August 2035;
- $300.0 million of unsecured 6.800 percent senior notes due in October 2037; and
- An unsecured, variable rate $5.9 million commercial bank loan due in December 2018 that is used to support a loan from us to the Employee Stock Ownership Plan (ESOP) portion of the Darden Savings Plan.

We also have $350.0 million of unsecured 5.625 percent senior notes due in October 2012 included in current liabilities as current portion of long-term debt. Upon maturity of the notes due October 2012, we expect to issue unsecured debt securities that will effectively refinance the notes due October 2012.

On June 18, 2012, we agreed to issue and sell $80.0 million unsecured 3.790 percent senior notes due in August 2019 and $220.0 million unsecured 4.520 percent senior notes due August 2024 (collectively, the "Notes"), pursuant to the provisions of a Note Purchase Agreement among us and the purchasers named therein. The sale and purchase of the Notes will occur at a closing in August 2012. We intend to use the net proceeds from the offering of the Notes for the repayment of existing indebtedness, and for other general corporate purposes. The Notes were offered in a private placement transaction exempt from the SEC registration requirements. Additional information regarding terms and conditions of the Note Purchase Agreement is incorporated by reference from Note 9 to our consolidated financial statements in Part II, Item 8 of this report.

The interest rates on our $350.0 million senior notes due October 2012, $500.0 million senior notes due October 2017 and $300.0 million senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 27, 2012, no adjustments to these interest rates had been made.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 27, 2012 and thereafter are $350.0 million in fiscal 2013, $0.0 million in fiscal 2014, $0.0 million in fiscal 2015, $100.0 million in fiscal 2016, $0.0 million in fiscal 2017 and $1,355.9 million thereafter.

From time to time we enter into interest rate derivative instruments to manage interest rate risk inherent in our operations. See Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference.

Through our shelf registration statement on file with the Securities and Exchange Commission (SEC), depending on conditions prevailing in the public capital markets, we may issue unsecured debt securities from time to time in one or more series, which may consist of notes, debentures or other evidences of indebtedness in one or more offerings.

We may from time to time repurchase our outstanding debt in privately negotiated transactions. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A summary of our contractual obligations and commercial commitments at May 27, 2012, is as follows:

(in millions) Contractual Obligations	Payments Due by Period Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Short-term debt	$ 262.7	$ 262.7	$ –	$ –	$ –
Long-term debt (1)	2,917.6	447.2	173.6	265.6	2,031.2
Operating leases	936.8	151.5	272.0	210.8	302.5
Purchase obligations (2)	675.0	650.5	16.5	8.0	–
Capital lease obligations (3)	94.7	5.2	10.9	11.4	67.2
Benefit obligations (4)	461.0	38.1	77.0	85.3	260.6
Unrecognized income tax benefits (5)	17.4	1.2	11.1	5.1	–
Total contractual obligations	$5,365.2	$1,556.4	$561.1	$586.2	$2,661.5

(in millions) Other Commercial Commitments	Amount of Commitment Expiration per Period Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Standby letters of credit (6)	$119.5	$119.5	$ –	$ –	$ –
Guarantees (7)	5.4	1.2	2.1	1.4	0.7
Total commercial commitments	$124.9	$120.7	$2.1	$1.4	$0.7

(1) Includes interest payments associated with existing long-term debt, including the current portion. Variable-rate interest payments associated with the ESOP loan were estimated based on an average interest rate of 1.3 percent. Excludes issuance discount of $5.5 million.

(2) Includes commitments for food and beverage items and supplies, capital projects, information technology and other miscellaneous commitments.

(3) Includes total imputed interest of $38.7 million over the life of the capital lease obligation.

(4) Includes expected contributions associated with our defined benefit plans and payments associated with our postretirement benefit plan and our non-qualified deferred compensation plan through fiscal 2022.

(5) Includes interest on unrecognized income tax benefits of $1.7 million, $0.2 million of which relates to contingencies expected to be resolved within one year.

(6) Includes letters of credit for $99.2 million of workers' compensation and general liability accruals in our consolidated financial statements, $70.9 million of which are backed by our Revolving Credit Agreement, letters of credit for $0.9 million of lease payments included in the contractual operating lease obligation payments noted above and other letters of credit totaling $19.4 million.

(7) Consists solely of guarantees associated with leased properties that have been assigned to third parties. We are not aware of any non-performance under these arrangements that would result in our having to perform in accordance with the terms of the guarantees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

Our fixed-charge coverage ratio, which measures the number of times each year that we earn enough to cover our fixed charges, amounted to 5.0 times and 5.4 times, on a continuing operations basis, for the fiscal years ended May 27, 2012 and May 29, 2011, respectively. Our adjusted debt to adjusted total capital ratio (which includes 6.25 times the total annual minimum rent of $136.6 million and $125.6 million for the fiscal years ended May 27, 2012 and May 29, 2011, respectively, as components of adjusted debt and adjusted total capital) was 62 percent and 56 percent at May 27, 2012 and May 29, 2011, respectively. We include the lease-debt equivalent and contractual lease guarantees in our adjusted debt to adjusted total capital ratio reported to shareholders, as we believe its inclusion better represents the optimal capital structure that we target from period to period and because it is consistent with the calculation of the covenant under our New Revolving Credit Agreement.

Based on these ratios, we believe our financial condition is strong. The composition of our capital structure is shown in the following table.

(in millions, except ratios)	**May 27, 2012**	May 29, 2011
CAPITAL STRUCTURE		
Short-term debt	**$ 262.7**	$ 185.5
Current portion long-term debt	**350.0**	–
Long-term debt, excluding unamortized discounts	**1,459.1**	1,411.7
Capital lease obligations	**56.0**	57.3
Total debt	**$2,127.8**	$1,654.5
Stockholders' equity	**1,842.0**	1,936.2
Total capital	**$3,969.8**	$3,590.7
CALCULATION OF ADJUSTED CAPITAL		
Total debt	**$2,127.8**	$1,654.5
Lease-debt equivalent	**853.8**	785.0
Guarantees	**5.4**	7.4
Adjusted debt	**$2,987.0**	$2,446.9
Stockholders' equity	**1,842.0**	1,936.2
Adjusted total capital	**$4,829.0**	$4,383.1
CAPITAL STRUCTURE RATIOS		
Debt to total capital ratio	**54%**	46%
Adjusted debt to adjusted total capital ratio	**62%**	56%

Net cash flows provided by operating activities from continuing operations were $762.2 million, $894.7 million and $903.4 million in fiscal 2012, 2011 and 2010, from continuing operations of $476.5 million, $478.7 million and $407.0 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows provided by operating activities from continuing operations decreased in fiscal 2012 primarily due to higher inventory levels and the settlement of our October 2011 treasury-lock instruments. The increase in inventory levels in fiscal 2012 was primarily related to the timing of inventory purchases as a result of our strategy to take ownership of our inventory earlier in the supply chain to ensure a more secure and efficient supply of inventory to our restaurants. Net cash flows provided by operating activities reflect income tax payments of $123.5 million, $126.4 million and $94.8 million in fiscal 2012, 2011 and 2010, respectively. The lower tax payments in fiscal 2010, as compared with tax payments in fiscal 2012 and 2011, primarily relates to the recognition of tax benefits related to the timing of deductions for fixed-asset related expenditures and the application of the overpayment of income taxes in prior years to fiscal 2010 tax liabilities.

Net cash flows used in investing activities from continuing operations were $721.6 million, $552.7 million and $428.7 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows used in investing activities from continuing operations included capital expenditures incurred principally for building new restaurants, remodeling existing restaurants, replacing equipment, and technology initiatives. Capital expenditures related to continuing operations were $639.7 million in fiscal 2012, compared to $547.7 million in fiscal 2011 and $432.1 million in fiscal 2010. The increasing trend of expenditures in fiscal 2012 and 2011 results primarily from increases in remodel and new restaurant activity over the past two years. Additionally, net cash used in the acquisition of Eddie V's in fiscal 2012 was $58.5 million.

Net cash flows used in financing activities from continuing operations were $40.4 million, $521.0 million and $290.0 million in fiscal 2012, 2011 and 2010, respectively. During October 2011, we completed the offering of $400.0 million of New Senior Notes, resulting in net proceeds of $394.9 million which were used to effectively refinance the $225.0 million of long-term notes that we repaid at maturity during fiscal 2011 and a portion of our outstanding short-term debt. Repayments of long-term debt were $2.1 million, $226.8 million and $1.8 million in fiscal 2012, 2011 and 2010, respectively. Net proceeds from the issuance of short-term debt were $77.2 million and $185.5 million in fiscal 2012 and 2011, respectively, while net repayments of short-term debt were $150.0 million in fiscal 2010. For fiscal 2012, net cash flows used in financing activities included our repurchase of 8.2 million shares of our common stock for $375.1 million, compared to 8.6 million shares of our common stock for $385.5 million in fiscal 2011 and 2.0 million shares of our common stock for $85.1 million in fiscal 2010. As of May 27, 2012, our Board of Directors had authorized us to repurchase up to 187.4 million shares of our common stock and a total of 170.9 million shares had been repurchased under the authorization. The repurchased common stock is reflected as a reduction of stockholders' equity. As of May 27, 2012, our unused authorization was 16.5 million shares. We received proceeds primarily from the issuance of common stock upon the exercise of stock options of $70.2 million, $63.0 million and $66.3 million in fiscal 2012, 2011 and 2010, respectively. Net cash flows used in financing activities also included dividends paid to stockholders of $223.9 million, $175.5 million and $140.0 million in fiscal 2012, 2011 and 2010, respectively. The increase in dividend payments reflects the increase in our annual dividend rate from $1.00 per share in fiscal 2010, to $1.28 per share in fiscal 2011 and to $1.72 per share in fiscal 2012. In June 2012, our Board of Directors approved an increase in the quarterly dividend to $0.50 per share, which indicates an annual dividend of $2.00 per share in fiscal 2013.

Our defined benefit and other postretirement benefit costs and liabilities are determined using various actuarial assumptions and methodologies prescribed under FASB ASC Topic 715, Compensation – Retirement Benefits and Topic 712, Compensation – Nonretirement Postemployment Benefits. We use certain assumptions including, but not limited to, the selection of a discount rate, expected long-term rate of return on plan assets and expected health care cost trend rates. We set the discount rate assumption annually for each plan at its valuation date to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. At May 27, 2012, our discount rate was 4.4 percent and 4.5 percent, respectively, for our defined benefit and postretirement benefit plans. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations and the views of leading financial advisers and economists. Our assumed expected long-term rate of return on plan assets for our defined benefit plan was 9.0 percent for each of the fiscal years reported. At May 27, 2012, the expected health care cost trend rate assumed for our postretirement benefit plan for fiscal 2013 was 7.7 percent. The rate gradually decreases to 5.0 percent through fiscal 2022 and remains at that level thereafter. We made contributions of approximately $22.2 million, $12.9 million and $0.4 million in fiscal years 2012, 2011 and 2010, respectively, to our defined benefit pension plan to maintain its targeted funded status as of each annual valuation date.

The expected long-term rate of return on plan assets component of our net periodic benefit cost is calculated based on the market-related value of plan assets. Our target asset fund allocation is 40 percent U.S. equities, 35 percent high-quality, long-duration fixed-income securities, 20 percent international equities, 5 percent real estate securities. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 7.8 percent, 8.0 percent and 9.4 percent, respectively, as of May 27, 2012.

We have recognized net actuarial losses, net of tax, as a component of accumulated other comprehensive income (loss) for the defined benefit plans and postretirement benefit plan as of May 27, 2012 of $87.4 million and $1.9 million, respectively. These net actuarial losses represent changes in the amount of the projected benefit obligation and plan assets resulting from differences in the assumptions used and actual experience. The amortization of the net actuarial loss component of our fiscal 2013 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $8.8 million and $0.0 million, respectively.

We believe our defined benefit and postretirement benefit plan assumptions are appropriate based upon the factors discussed above. However, other assumptions could also be reasonably applied that could differ from the assumptions used. A quarter-percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively. A quarter-percentage point change in our postretirement benefit plan discount rate would increase or decrease earnings before income taxes by $0.1 million. A one-percentage point increase in the health care cost trend rates would increase the accumulated postretirement benefit obligation (APBO) by $6.5 million at May 27, 2012 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.5 million for fiscal 2012. A one-percentage point decrease in the health care cost trend rates would decrease the APBO by $5.1 million at May 27, 2012 and the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost by $0.4 million for fiscal 2012. These changes in assumptions would not significantly impact our funding requirements. We expect to contribute approximately $17.5 million to $19.5 million to our defined benefit pension plans and approximately $1.0 million to our postretirement benefit plan during fiscal 2013.

On July 12, 2012, we entered into an agreement to acquire Yard House for $585.0 million in an all-cash transaction. After the acquisition, Yard House will be a wholly-owned subsidiary of Darden. The transaction has been approved by our Board of Directors and is subject to the satisfaction of customary closing conditions, including, among others, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is expected to be completed early in the second quarter of fiscal 2013.

With the exception of the pending Yard House acquisition discussed above, we are not aware of any trends or events that would materially affect our capital requirements or liquidity. We believe that our internal cash-generating capabilities, the potential issuance of unsecured debt securities under our shelf registration statement and short-term commercial paper should be sufficient to finance our capital expenditures, including the Yard House acquisition, debt maturities, stock repurchase program and other operating activities through fiscal 2013.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL CONDITION

Our total current assets were $757.6 million at May 27, 2012, compared with $663.8 million at May 29, 2011. The increase was primarily due to higher inventory levels related to the timing of inventory purchases as a result of our strategy to take ownership of our inventory earlier in the supply chain to ensure a more secure and efficient supply of inventory to our restaurants.

Our total current liabilities were $1.77 billion at May 27, 2012, compared with $1.29 billion at May 29, 2011. The increase was primarily due to an increase in short-term debt related to our use of short-term financing to repurchase shares of our common stock, capital expenditures, purchase of inventory and the reclassification of long-term debt maturing within the next year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Darden

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks, including fluctuations in interest rates, foreign currency exchange rates, compensation and commodity prices. To manage this exposure, we periodically enter into interest rate and foreign currency exchange instruments, equity forwards and commodity instruments for other than trading purposes (see Notes 1 and 10 to our consolidated financial statements, in Part II, Item 8 of this report, incorporated herein by reference).

We use the variance/covariance method to measure value at risk, over time horizons ranging from one week to one year, at the 95 percent confidence level. At May 27, 2012, our potential losses in future net earnings resulting from changes in foreign currency exchange rate instruments, commodity instruments, equity forwards and floating rate debt interest rate exposures were approximately $57.9 million over a period of one year (including the impact of the interest rate swap agreements discussed in Note 10 to our consolidated financial statements in Part II, Item 8 of this report, incorporated herein by reference). The value at risk from an increase in the fair value of all of our long-term fixed rate debt, over a period of one year, was approximately $127.1 million. The fair value of our long-term fixed rate debt during fiscal 2012 averaged $1.85 billion, with a high of $2.04 billion and a low of $1.55 billion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt.

APPLICATION OF NEW ACCOUNTING STANDARDS

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB's intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in our first quarter of fiscal 2013 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), *Presentation of Comprehensive Income,* which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05,* to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. We adopted all other provisions of this update in our fourth quarter of fiscal 2012, with the addition of our consolidated statements of comprehensive income and other changes to our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other (Topic 350), *Testing Goodwill for Impairment,* which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, which will require us to adopt these provisions in fiscal 2013; however, early adoption is permitted. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), *Disclosures about Offsetting Assets and Liabilities,* which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This update is effective for us in our first quarter of fiscal 2014 and will be applied retrospectively. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements set forth in or incorporated into this report regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2013, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as "may," "will," "expect," "intend," "anticipate," "continue," "estimate," "project," "believe," "plan" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements for any reason to reflect events or circumstances arising after such date. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. In addition to the

Management's Discussion and Analysis of Financial Condition and Results of Operations

risks and uncertainties of ordinary business obligations, and those described in information incorporated into this report, the forward-looking statements contained in this report are subject to the risks and uncertainties described in Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K for the year ended May 27, 2012, which are summarized as follows:

- Food safety and food-borne illness concerns throughout the supply chain;
- Litigation, including allegations of illegal, unfair or inconsistent employment practices;
- Unfavorable publicity, or a failure to respond effectively to adverse publicity;
- Risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of health care reform, environmental matters, minimum wage, unionization, data privacy, menu labeling, immigration requirements and taxes;
- Labor and insurance costs;
- Insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach;
- Our inability or failure to execute a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism;
- Health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;
- Intense competition, or an insufficient focus on competition and the consumer landscape;
- Our failure to drive both short-term and long-term profitable sales growth through brand relevance, operating excellence, opening new restaurants of existing brands and developing or acquiring new dining brands;
- Failure to complete the acquisition of Yard House, or once completed, to successfully integrate the Yard House business, and the additional indebtedness incurred to finance the Yard House acquisition;
- Our plans to expand our newer brands Bahama Breeze, Seasons 52 and Eddie V's, and the testing of synergy restaurants and other new business ventures, that have not yet proven their long-term viability;
- A lack of suitable new restaurant locations or a decline in the quality of the locations of our current restaurants;
- Higher-than-anticipated costs to open, close, relocate or remodel restaurants;
- A failure to identify and execute innovative marketing and customer relationship tactics, ineffective or improper use of social media or other marketing initiatives, and increased advertising and marketing costs;
- A failure to develop and recruit effective leaders or the loss of key personnel, or a significant shortage of high-quality restaurant employees;
- A failure to address cost pressures, including rising costs for commodities, health care and utilities used by our restaurants, and a failure to effectively deliver cost management activities and achieve economies of scale in purchasing;
- The impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers;
- Adverse weather conditions and natural disasters;
- Volatility in the market value of derivatives we use to hedge commodity prices;
- Economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates that are largely out of our control;
- Disruptions in the financial markets that may impact consumer spending patterns, affect the availability and cost of credit and increase pension plan expenses;
- Risks associated with doing business with franchisees, business partners and vendors in foreign markets;
- Failure to protect our service marks or other intellectual property;
- Impairment of the carrying value of our goodwill or other intangible assets; and
- A failure of our internal controls over financial reporting and future changes in accounting standards.

Any of the risks described above or elsewhere in this report or our other filings with the SEC could have a material impact on our business, financial condition or results of operations. It is not possible to predict or identify all risk factors. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. Therefore, the above is not intended to be a complete discussion of all potential risks or uncertainties.

Report of Management's Responsibilities and Management's Report on Internal Control Over Financial Reporting

Darden

REPORT OF MANAGEMENT'S RESPONSIBILITIES

The management of Darden Restaurants, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using management's best estimates and judgments where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate segregation of duties and responsibilities and there are documented policies regarding utilization of our assets and proper financial reporting. These formally stated and regularly communicated policies set high standards of ethical conduct for all employees.

The Audit Committee of the Board of Directors meets at least quarterly to determine that management, internal auditors and the independent registered public accounting firm are properly discharging their duties regarding internal control and financial reporting. The independent registered public accounting firm, internal auditors and employees have full and free access to the Audit Committee at any time.

KPMG LLP, an independent registered public accounting firm, is retained to audit our consolidated financial statements and the effectiveness of our internal control over financial reporting. Their reports follow.

Clarence Otis, Jr.
Chairman of the Board and Chief Executive Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of May 27, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Management has concluded that, as of May 27, 2012, the Company's internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders Darden Restaurants, Inc.

We have audited Darden Restaurants, Inc.'s internal control over financial reporting as of May 27, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darden Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Darden Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 27, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darden Restaurants, Inc. as of May 27, 2012 and May 29, 2011, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended May 27, 2012, and our report dated July 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Orlando, Florida
July 20, 2012
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Darden

The Board of Directors and Stockholders
Darden Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 27, 2012 and May 29, 2011, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended May 27, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darden Restaurants, Inc. and subsidiaries as of May 27, 2012 and May 29, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended May 27, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darden Restaurants, Inc.'s internal control over financial reporting as of May 27, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2012 expressed an unqualified opinion on the effectiveness of Darden Restaurants, Inc.'s internal control over financial reporting.

KPMG LLP

Orlando, Florida
July 20, 2012
Certified Public Accountants

Consolidated Statements of Earnings

Darden

(in millions, except per share data)	Fiscal Year Ended May 27, 2012	May 29, 2011	May 30, 2010
Sales	$7,998.7	$7,500.2	$7,113.1
Costs and expenses:			
Cost of sales:			
Food and beverage	2,460.6	2,173.6	2,051.2
Restaurant labor	2,502.0	2,396.9	2,350.6
Restaurant expenses	1,200.6	1,129.0	1,082.2
Total cost of sales, excluding restaurant depreciation and amortization of $326.9, $295.6 and $283.4, respectively	$6,163.2	$5,699.5	$5,484.0
Selling, general and administrative	746.8	742.7	690.7
Depreciation and amortization	349.1	316.8	300.9
Interest, net	101.6	93.6	93.9
Total costs and expenses	$7,360.7	$6,852.6	$6,569.5
Earnings before income taxes	638.0	647.6	543.6
Income taxes	(161.5)	(168.9)	(136.6)
Earnings from continuing operations	$ 476.5	$ 478.7	$ 407.0
Losses from discontinued operations, net of tax benefit of $0.7, $1.5, and $1.5, respectively	(1.0)	(2.4)	(2.5)
Net earnings	$ 475.5	$ 476.3	$ 404.5
Basic net earnings per share:			
Earnings from continuing operations	$ 3.66	$ 3.50	$ 2.92
Losses from discontinued operations	(0.01)	(0.02)	(0.02)
Net earnings	$ 3.65	$ 3.48	$ 2.90
Diluted net earnings per share:			
Earnings from continuing operations	$ 3.58	$ 3.41	$ 2.86
Losses from discontinued operations	(0.01)	(0.02)	(0.02)
Net earnings	$ 3.57	$ 3.39	$ 2.84
Average number of common shares outstanding:			
Basic	130.1	136.8	139.3
Diluted	133.2	140.3	142.4
Dividends declared per common share	$ 1.72	$ 1.28	$ 1.00

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in millions)	May 27, 2012	May 29, 2011	May 30, 2010
Net earnings	$475.5	$476.3	$404.5
Other comprehensive income (loss):			
Foreign currency adjustment	(1.2)	1.8	1.5
Change in fair value of marketable securities, net of tax of $0.1, $(0.1) and $0.0, respectively	(0.1)	0.2	–
Change in fair value of derivatives, net of tax of $27.8, $4.8 and $2.5, respectively	(45.6)	(5.2)	–
Net unamortized gain (loss) arising during period, including amortization of unrecognized net actuarial loss, net of taxes of $24.8, $(9.0) and $9.5, respectively	(39.9)	14.5	(15.4)
Other comprehensive income (loss)	$ (86.8)	$ 11.3	$ (13.9)
Total comprehensive income	$388.7	$487.6	$390.6

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Darden

(in millions)	May 27, 2012	May 29, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 70.5	$ 70.5
Receivables, net	71.4	65.4
Inventories	404.1	300.1
Prepaid income taxes	12.2	5.2
Prepaid expenses and other current assets	74.9	77.0
Deferred income taxes	124.5	145.6
Total current assets	$ 757.6	$ 663.8
Land, buildings and equipment, net	3,951.3	3,622.0
Goodwill	538.6	517.1
Trademarks	464.9	454.0
Other assets	231.8	209.7
Total assets	$ 5,944.2	$ 5,466.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 260.7	$ 251.3
Short-term debt	262.7	185.5
Accrued payroll	154.3	167.1
Accrued income taxes	–	9.3
Other accrued taxes	60.4	64.3
Unearned revenues	231.7	200.0
Current portion of long-term debt	349.9	–
Other current liabilities	454.4	409.3
Total current liabilities	$ 1,774.1	$ 1,286.8
Long-term debt, less current portion	1,453.7	1,407.3
Deferred income taxes	312.9	345.4
Deferred rent	204.4	186.2
Obligations under capital leases, net of current installments	54.4	56.0
Other liabilities	302.7	248.7
Total liabilities	$ 4,102.2	$ 3,530.4
Stockholders' equity:		
Common stock and surplus, no par value. Authorized 500.0 shares; issued 289.0 and 287.2 shares, respectively; outstanding 129.0 and 134.6 shares, respectively	2,518.8	2,408.8
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	–	–
Retained earnings	3,172.8	2,921.9
Treasury stock, 160.0 and 152.6 shares, at cost, respectively	(3,695.8)	(3,325.3)
Accumulated other comprehensive income (loss)	(146.6)	(59.8)
Unearned compensation	(7.2)	(9.4)
Total stockholders' equity	$ 1,842.0	$ 1,936.2
Total liabilities and stockholders' equity	$ 5,944.2	$ 5,466.6

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Darden

(in millions, except per share data)	Common Stock and Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Officer Notes Receivable	Total Stockholders' Equity
Balances at May 31, 2009	$2,183.1	$2,357.4	$(2,864.2)	$ (57.2)	$(13.0)	$ (0.1)	$1,606.0
Net earnings	–	404.5	–	–	–	–	404.5
Other comprehensive income	–	–	–	(13.9)	–	–	(13.9)
Cash dividends declared ($1.00 per share)	–	(140.0)	–	–	–	–	(140.0)
Stock option exercises (2.9 shares)	55.0	–	4.3	–	–	–	59.3
Stock-based compensation	33.6	–	–	–	–	–	33.6
ESOP note receivable repayments	–	–	–	–	1.8	–	1.8
Income tax benefits credited to equity	20.1	–	–	–	–	–	20.1
Purchases of common stock for treasury (2.0 shares)	–	–	(85.1)	–	–	–	(85.1)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.3 shares)	6.1	–	1.5	–	–	–	7.6
Repayment of officer notes	–	–	–	–	–	0.1	0.1
Balances at May 30, 2010	$2,297.9	$2,621.9	$(2,943.5)	$ (71.1)	$(11.2)	$ –	$1,894.0
Net earnings	–	476.3	–	–	–	–	476.3
Other comprehensive income	–	–	–	11.3	–	–	11.3
Cash dividends declared ($1.28 per share)	–	(176.3)	–	–	–	–	(176.3)
Stock option exercises (2.3 shares)	53.1	–	2.6	–	–	–	55.7
Stock-based compensation	33.9	–	–	–	–	–	33.9
ESOP note receivable repayments	–	–	–	–	1.8	–	1.8
Income tax benefits credited to equity	17.7	–	–	–	–	–	17.7
Purchases of common stock for treasury (8.6 shares)	–	–	(385.5)	–	–	–	(385.5)
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	6.2	–	1.1	–	–	–	7.3
Balances at May 29, 2011	$2,408.8	$2,921.9	$(3,325.3)	$ (59.8)	$ (9.4)	$ –	$1,936.2
Net earnings	–	**475.5**	–	–	–	–	**475.5**
Other comprehensive income	–	–	–	**(86.8)**	–	–	**(86.8)**
Cash dividends declared ($1.72 per share)	–	**(224.6)**	–	–	–	–	**(224.6)**
Stock option exercises (2.2 shares)	**59.4**	–	**3.5**	–	–	–	**62.9**
Stock-based compensation	**26.5**	–	–	–	–	–	**26.5**
ESOP note receivable repayments	–	–	–	–	**2.1**	–	**2.1**
Income tax benefits credited to equity	**17.9**	–	–	–	–	–	**17.9**
Purchases of common stock for treasury (8.2 shares)	–	–	**(375.1)**	–	–	–	**(375.1)**
Issuance of treasury stock under Employee Stock Purchase Plan and other plans (0.2 shares)	**6.2**	–	**1.1**	–	**0.1**	–	**7.4**
Balances at May 27, 2012	**$2,518.8**	**$3,172.8**	**$(3,695.8)**	**$(146.6)**	**$ (7.2)**	**$ –**	**$1,842.0**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Darden

(in millions)	Fiscal Year Ended May 27, 2012	May 29, 2011	May 30, 2010
Cash flows – operating activities			
Net earnings	$ 475.5	$ 476.3	$ 404.5
Losses from discontinued operations, net of tax	1.0	2.4	2.5
Adjustments to reconcile net earnings from continuing operations to cash flows:			
Depreciation and amortization	349.1	316.8	300.9
Asset impairment charges, net	0.5	4.7	6.2
Amortization of loan costs	6.7	2.8	3.3
Stock-based compensation expense	56.1	66.6	53.5
Change in current assets and liabilities	(191.4)	12.2	144.3
Contributions to pension and postretirement plan	(22.7)	(13.2)	(0.6)
Loss on disposal of land, buildings and equipment	7.1	6.9	0.3
Change in cash surrender value of trust-owned life insurance	4.1	(13.7)	(7.7)
Deferred income taxes	36.1	28.8	(10.2)
Change in deferred rent	18.5	17.1	15.4
Change in other liabilities	15.8	(15.4)	(14.4)
Income tax benefits from exercise of stock-based compensation credited to goodwill	0.6	0.2	1.4
Other, net	5.2	2.2	4.0
Net cash provided by operating activities of continuing operations	$ 762.2	$ 894.7	$ 903.4
Cash flows – investing activities			
Purchases of land, buildings and equipment	(639.7)	(547.7)	(432.1)
Proceeds from disposal of land, buildings and equipment	3.3	7.0	12.5
Purchases of marketable securities	(32.1)	(6.5)	(15.5)
Proceeds from sale of marketable securities	21.3	5.1	12.8
Cash used in business acquisitions, net of cash acquired	(58.5)	–	–
Increase in other assets	(15.9)	(10.6)	(6.4)
Net cash used in investing activities of continuing operations	$ (721.6)	$ (552.7)	$(428.7)
Cash flows – financing activities			
Proceeds from issuance of common stock	70.2	63.0	66.3
Income tax benefits credited to equity	17.9	17.7	20.1
Dividends paid	(223.9)	(175.5)	(140.0)
Purchases of treasury stock	(375.1)	(385.5)	(85.1)
ESOP note receivable repayments	2.1	1.8	1.8
Proceeds from issuance of short-term debt	2,321.0	1,454.9	401.2
Repayments of short-term debt	(2,243.8)	(1,269.4)	(551.2)
Repayments of long-term debt	(2.1)	(226.8)	(1.8)
Principal payments on capital leases	(1.6)	(1.2)	(1.3)
Proceeds from issuance of long-term debt	400.0	–	–
Payment of debt issuance costs	(5.1)	–	–
Net cash used in financing activities of continuing operations	$ (40.4)	$ (521.0)	$(290.0)
Cash flows – discontinued operations			
Net cash used in operating activities of discontinued operations	(0.5)	(2.1)	(1.4)
Net cash provided by investing activities of discontinued operations	0.3	2.8	2.6
Net cash (used in) provided by discontinued operations	$ (0.2)	$ 0.7	$ 1.2
(Decrease) increase in cash and cash equivalents	–	(178.3)	185.9
Cash and cash equivalents – beginning of year	70.5	248.8	62.9
Cash and cash equivalents – end of year	$ 70.5	$ 70.5	$ 248.8
Cash flows from changes in current assets and liabilities			
Receivables, net	(6.1)	(5.9)	(15.8)
Inventories	(103.0)	(79.3)	26.2
Prepaid expenses and other current assets	(6.6)	(5.0)	(5.0)
Accounts payable	(10.2)	5.5	27.6
Accrued payroll	(13.3)	5.3	23.6
Prepaid/accrued income taxes	(16.3)	4.7	52.7
Other accrued taxes	(3.9)	2.3	1.8
Unearned revenues	31.1	27.3	26.9
Other current liabilities	(63.1)	57.3	6.3
Change in current assets and liabilities	$ (191.4)	$ 12.2	$ 144.3

See accompanying notes to consolidated financial statements.

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the operations of Darden Restaurants, Inc. and its wholly owned subsidiaries (Darden, the Company, we, us or our). We own and operate the Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, Seasons 52®, Eddie V's Prime Seafood® and Wildfish Seafood Grille® restaurant brands located in the United States and Canada. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except three. Those three restaurants are located in Central Florida and are owned by joint ventures managed by us. None of our restaurants in the United States or Canada are franchised. As of May 27, 2012, we franchised 5 LongHorn Steakhouse restaurants in Puerto Rico, 22 Red Lobster restaurants in Japan, and 1 Red Lobster restaurant in Dubai, to unaffiliated franchisees under area development and franchise agreements. All significant inter-company balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

On November 14, 2011, we completed the acquisition of eight Eddie V's Prime Seafood restaurants and three Wildfish Seafood Grille restaurants (collectively Eddie V's) and all related assets and net working capital for $58.5 million in cash. The results of operations from Eddie V's, which are not material, are included in our consolidated financial statements from the date of acquisition. The acquisition resulted in the recording of depreciable assets, definite-lived amortizable intangible assets and indefinite-lived intangible assets, including goodwill.

The following table summarizes the preliminary estimated fair values of the Eddie V's assets acquired and liabilities assumed as of the acquisition date and the final adjustments made thereto through the fiscal year ended May 27, 2012:

(in millions)	Preliminary	Adjustments	Final Adjusted
Current assets	$ 1.7	$(0.3)	$ 1.4
Buildings and equipment	26.8	(0.4)	26.4
Trademarks	17.0	(6.1)	10.9
Other assets	2.9	(0.4)	2.5
Goodwill	16.6	5.5	22.1
Total assets acquired	$65.0	$(1.7)	$63.3
Current liabilities	4.5	–	4.5
Other liabilities	1.3	(1.0)	0.3
Total liabilities assumed	$ 5.8	$(1.0)	$ 4.8
Net assets acquired	$59.2	$(0.7)	$58.5

Adjustments to the preliminary purchase price allocation during the period ended May 27, 2012 were primarily related to updated valuations in the preliminary appraisals of identifiable intangible and tangible assets.

The excess of the purchase price over the aggregate fair value of net assets acquired was allocated to goodwill, all of which is expected to be deductible for tax purposes. Goodwill represents benefits expected as a result of the acquisition, including sales and unit growth opportunities in addition to supply-chain synergies. Trademarks primarily have an indefinite life based on the expected use of the assets and the regulatory and economic environment within which they are being used. These trademarks represent highly respected brands with positive connotations and we intend to cultivate and protect the use of these brands. Goodwill and indefinite-lived trademarks are not amortized but are reviewed annually for impairment or more frequently if indicators of impairment exist. Buildings and equipment will be depreciated over a period of 5 months to 23 years. Other assets and liabilities represent value associated with favorable and unfavorable market leases and will be amortized over a weighted-average period of 16 years.

As a result of the acquisition and related integration efforts, are included in selling, general and administrative expenses in our consolidated statements of earnings. Pro-forma financial information of the combined entities for periods prior to the acquisition is not presented due to the immaterial impact of the financial results of Eddie V's on our consolidated financial statements.

During fiscal 2007 and 2008 we closed or sold all Smokey Bones Barbeque & Grill (Smokey Bones) and Rocky River Grillhouse restaurants and we closed nine Bahama Breeze restaurants. These restaurants and their related activities have been classified as discontinued operations. Therefore, for fiscal 2012, 2011 and 2010, all impairment losses and disposal costs, gains and losses on disposition attributable to these restaurants have been aggregated in a single caption entitled "Losses from discontinued operations, net of tax benefit" on the accompanying consolidated statements of earnings.

Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate to our continuing operations.

FISCAL YEAR

We operate on a 52/53 week fiscal year, which ends on the last Sunday in May. Fiscal 2012, 2011 and 2010 consisted of 52 weeks of operation.

USE OF ESTIMATES

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents include highly liquid investments such as U.S. Treasury bills, taxable municipal bonds and money market funds that have an original maturity of three months or less. Amounts receivable from credit card companies are also considered cash equivalents because they are both short term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Notes to Consolidated Financial Statements

Darden

RECEIVABLES, NET

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. See Note 3 – Receivables, Net for additional information.

INVENTORIES

Inventories consist of food and beverages and are valued at the lower of weighted-average cost or market.

MARKETABLE SECURITIES

Available-for-sale securities are carried at fair value. Classification of marketable securities as current or noncurrent is dependent upon management's intended holding period, the security's maturity date, or both. Unrealized gains and losses, net of tax, on available-for-sale securities are carried in accumulated other comprehensive income (loss) within the consolidated financial statements and are reclassified into earnings when the securities mature or are sold.

LAND, BUILDINGS AND EQUIPMENT, NET

Land, buildings and equipment are recorded at cost less accumulated depreciation. Building components are depreciated over estimated useful lives ranging from 7 to 40 years using the straight-line method. Leasehold improvements, which are reflected on our consolidated balance sheets as a component of buildings in land, buildings and equipment, net, are amortized over the lesser of the expected lease term, including cancelable option periods, or the estimated useful lives of the related assets using the straight-line method. Equipment is depreciated over estimated useful lives ranging from 2 to 10 years also using the straight-line method. See Note 5 – Land, Buildings and Equipment, Net for additional information. Gains and losses on the disposal of land, buildings and equipment are included in selling, general and administrative expenses in our accompanying consolidated statements of earnings. Depreciation and amortization expense from continuing operations associated with buildings and equipment and losses on disposal of land, buildings and equipment were as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Depreciation and amortization on buildings and equipment	**$340.6**	$308.7	$293.2
Losses on disposal of land, buildings and equipment	**7.1**	6.9	0.3

CAPITALIZED SOFTWARE COSTS AND OTHER DEFINITE-LIVED INTANGIBLES

Capitalized software, which is a component of other assets, is recorded at cost less accumulated amortization. Capitalized software is amortized using the straight-line method over estimated useful lives ranging from 3 to 10 years. The cost of capitalized software and related accumulated amortization was as follows:

(in millions)	**May 27, 2012**	May 29, 2011
Capitalized software	**$ 84.3**	$ 79.9
Accumulated amortization	**(63.4)**	(56.1)
Capitalized software, net of accumulated amortization	**$ 20.9**	$ 23.8

We have other definite-lived intangible assets, including assets related to the value of below-market leases, which were acquired as part of the RARE Hospitality International, Inc. (RARE) and Eddie V's acquisitions and are included as a component of other assets on our consolidated balance sheets. We also have definite-lived intangible liabilities related to the value of above-market leases, which were acquired as part of the RARE and Eddie V's acquisitions and are included in other liabilities on our consolidated balance sheets. Definite-lived intangibles are amortized on a straight-line basis over estimated useful lives of 1 to 20 years. The cost and related accumulated amortization was as follows:

(in millions)	**May 27, 2012**	May 29, 2011
Other definite-lived intangibles	**$13.2**	$11.1
Accumulated amortization	**(6.2)**	(5.6)
Other definite-lived intangible assets, net of accumulated amortization	**$ 7.0**	$ 5.5

(in millions)	**May 27, 2012**	May 29, 2011
Below-market leases	**$24.0**	$25.3
Accumulated amortization	**(7.1)**	(8.6)
Below-market leases, net of accumulated amortization	**$16.9**	$16.7

(in millions)	**May 27, 2012**	May 29, 2011
Above-market leases	**$ (8.6)**	$(8.4)
Accumulated amortization	**2.3**	1.8
Above-market leases, net of accumulated amortization	**$ (6.3)**	$(6.6)

Amortization expense associated with capitalized software and other definite-lived intangibles included in depreciation and amortization in our accompanying consolidated statements of earnings was as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Amortization expense – capitalized software	**$7.8**	$7.7	$7.3
Amortization expense – other definite-lived intangibles	**0.7**	0.4	0.4

Amortization expense associated with above- and-below-market leases included in restaurant expenses as a component of rent expense on our consolidated statements of earnings was as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Restaurant expense – below-market leases	**$ 1.8**	$ 2.2	$ 2.6
Restaurant expense – above-market leases	**(0.5)**	(0.5)	(0.5)

Amortization of capitalized software and other definite-lived intangible assets will be approximately $10.0 million annually for fiscal 2013 through 2017.

TRUST-OWNED LIFE INSURANCE

We have a trust that purchased life insurance policies covering certain of our officers and other key employees (trust-owned life insurance or TOLI). The trust is the owner and sole beneficiary of the TOLI policies. The policies were purchased to offset a portion of our obligations under our non-qualified deferred compensation plan. The cash surrender value for each policy is included in other assets while changes in cash surrender values are included in selling, general and administrative expenses.

LIQUOR LICENSES

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in other assets. Liquor licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Annual liquor license renewal fees are expensed over the renewal term.

GOODWILL AND TRADEMARKS

We review our goodwill and trademarks for impairment annually, as of the first day of our fourth fiscal quarter or more frequently if indicators of impairment exist. Goodwill and trademarks are not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. Our goodwill and trademark balances are allocated as follows:

(in millions)	**May 27, 2012**	May 29, 2011
Goodwill:		
The Capital Grille	**$401.8**	$402.1
LongHorn Steakhouse	**49.5**	49.8
Olive Garden (1)	**30.2**	30.2
Red Lobster (1)	**35.0**	35.0
Eddie V's	**22.1**	–
Total Goodwill	**$538.6**	$517.1
Trademarks:		
The Capital Grille	**$147.0**	$147.0
LongHorn Steakhouse	**307.0**	307.0
Eddie V's Prime Seafood and Wildfish Seafood Grille	**10.9**	–
Total Trademarks	**$464.9**	$454.0

(1) Goodwill related to Olive Garden and Red Lobster is associated with the RARE acquisition and the direct benefits derived by Olive Garden and Red Lobster as a result of the RARE acquisition.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

Notes to Consolidated Financial Statements

Darden

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill and trademarks we performed our annual impairment test of our goodwill and trademarks as of the first day of our fiscal 2012 fourth quarter. As of the beginning of our fiscal fourth quarter, we had seven reporting units: Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's. Two of these reporting units, LongHorn Steakhouse and The Capital Grille, have a significant amount of goodwill. As we finalized the purchase price allocation for Eddie V's during our fourth fiscal quarter of 2012 and no indicators of impairment were identified, we excluded the goodwill allocated to Eddie V's from our annual impairment test. As part of our process for performing the step one impairment test of goodwill, we estimated the fair value of our reporting units utilizing the income and market approaches described above to derive an enterprise value of the Company. We reconciled the enterprise value to our overall estimated market capitalization. The estimated market capitalization considers recent trends in our market capitalization and an expected control premium, based on comparable recent and historical transactions. Based on the results of the step one impairment test, no impairment of goodwill was indicated.

The fair value of trademarks are estimated and compared to the carrying value. We estimate the fair value of trademarks using the relief-from-royalty method, which requires assumptions related to projected sales from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademarks; and a discount rate. We recognize an impairment loss when the estimated fair value of the trademarks is less than its carrying value. We completed our impairment test and concluded as of the date of the test, there was no impairment of the trademarks for LongHorn Steakhouse and The Capital Grille.

We determined that there was no goodwill or trademark impairment as of the first day of our fourth fiscal quarter and no additional indicators of impairment were identified through the end of our fourth fiscal quarter that would require us to test further for impairment. However, declines in our market capitalization (reflected in our stock price) as well as in the market capitalization of other companies in the restaurant industry, declines in sales at our restaurants, and significant adverse changes in the operating environment for the restaurant industry may result in future impairment.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments and assumptions made in assessing the fair value of our goodwill, could result in an impairment loss of a portion or all of our goodwill or trademarks. If we recorded an impairment loss, our financial position and results of operations would be adversely affected and our leverage ratio for purposes of our credit agreement would increase. A leverage ratio exceeding the maximum permitted under our credit agreement would be a default under our credit agreement. At May 27, 2012, a write-down of goodwill, other indefinite-lived intangible assets, or any other assets in excess of approximately $850.0 million would have been required to cause our leverage ratio to exceed the permitted maximum. As our leverage ratio is determined on a quarterly basis and due to the seasonal nature of our business, a lesser amount of impairment in future quarters could cause our leverage ratio to exceed the permitted maximum.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the RARE acquisition, to determine if they are definite or indefinite-lived. A determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Land, buildings and equipment and certain other assets, including definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. Identifiable cash flows are measured at the lowest level for which they are largely independent of the cash flows of other groups of assets and liabilities, generally at the restaurant level. If such assets are determined to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets. Restaurant sites and certain other assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Restaurant sites and certain other assets to be disposed of are included in assets held for disposal within prepaid expenses and other current assets in our consolidated balance sheets when certain criteria are met. These criteria include the requirement that the likelihood of disposing of these assets within one year is probable. Assets not meeting the "held for sale" criteria remain in land, buildings and equipment until their disposal is probable within one year.

We account for exit or disposal activities, including restaurant closures, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 420, Exit or Disposal Cost Obligations. Such costs include the cost of disposing of the assets as well as other facility-related expenses from previously closed restaurants. These costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in the period incurred. Upon disposal of the assets, primarily land, associated with a closed restaurant, any gain or loss is recorded in the same caption within our consolidated statements of earnings as the original impairment.

INSURANCE ACCRUALS

Through the use of insurance program deductibles and self-insurance, we retain a significant portion of expected losses under our workers' compensation, employee medical and general liability programs. However, we carry insurance for individual workers' compensation and general liability claims that exceed $0.5 million. Accrued liabilities have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and not yet reported.

REVENUE RECOGNITION

Sales, as presented in our consolidated statements of earnings, represents food and beverage product sold and is presented net of discounts, coupons, employee meals and complimentary meals and gift cards. Revenue from restaurant sales is recognized when food and beverage products are sold. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales on our consolidated statements of earnings.

Revenues from the sales of franchises are recognized as income when substantially all of our material obligations under the franchise agreement have been performed. Continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income when earned.

UNEARNED REVENUES

Unearned revenues represent our liability for gift cards that have been sold but not yet redeemed. We recognize sales from our gift cards when the gift card is redeemed by the customer. Although there are no expiration dates or dormancy fees for our gift cards, based on our analysis of our historical gift card redemption patterns, we can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage". We recognize breakage within sales for unused gift card amounts in proportion to actual gift card redemptions, which is also referred to as the "redemption recognition" method. The estimated value of gift cards expected to remain unused is recognized over the expected period of redemption as the remaining gift card values are redeemed, generally over a period of 10 years. Utilizing this method, we estimate both the amount of breakage and the time period of redemption. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amounts recorded. We update our estimates of our redemption period and our breakage rate periodically and apply that rate to gift card redemptions.

FOOD AND BEVERAGE COSTS

Food and beverage costs include inventory, warehousing, related purchasing and distribution costs and gains and losses on certain commodity derivative contracts. Vendor allowances received in connection with the purchase of a vendor's products are recognized as a reduction of the related food and beverage costs as earned. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements. Vendor agreements are generally for a period of one year or more and payments received are initially recorded as long-term liabilities. Amounts which are expected to be earned within one year are recorded as current liabilities.

INCOME TAXES

We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal income tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Interest recognized on reserves for uncertain tax positions is included in interest, net in our consolidated statements of earnings. A corresponding liability for accrued interest is included as a component of other current liabilities in our consolidated balance sheets. Penalties, when incurred, are recognized in selling, general and administrative expenses.

ASC Topic 740, Income Taxes, requires that a position taken or expected to be taken in a tax return be recognized (or derecognized) in the financial statements when it is more likely than not (i.e., a likelihood of more than 50 percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. See Note 16 – Income Taxes for additional information.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and vesting of employee restricted stock awards.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments as required by FASB ASC Topic 815, Derivatives and Hedging, and those utilized as economic hedges. We use financial and commodities derivatives to manage interest rate, compensation, commodities pricing and foreign currency exchange rate risks inherent in our business operations. Our use of derivative instruments is currently limited to interest rate hedges; equity forwards contracts; commodities futures and options contracts and foreign currency forward contracts. These instruments are generally structured as hedges of the variability of cash flows related to forecasted transactions (cash flow hedges). However, we do at times enter into instruments designated as fair value hedges to reduce our exposure to changes in fair value of the related hedged item. We do not enter into derivative instruments for trading or speculative purposes, where changes in the cash flows or fair value of the derivative are not expected to offset changes in cash flows or fair value of the hedged item. However, we have entered into equity forwards to economically hedge changes in the fair value of employee investments in our non-qualified deferred compensation plan and certain commodity futures contracts to economically hedge changes in the value of certain inventory purchases, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as

Notes to Consolidated Financial Statements

Darden

well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

To the extent our derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the cash flow hedge accounting criteria required by Topic 815 of the FASB ASC, changes in the derivatives' fair value are not included in current earnings but are included in accumulated other comprehensive income (loss), net of tax. These changes in fair value will be reclassified into earnings at the time of the forecasted transaction. Ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period in which it occurs. To the extent our derivatives are effective in mitigating changes in fair value, and otherwise meet the fair value hedge accounting criteria required by Topic 815 of the FASB ASC, gains and losses in the derivatives' fair value are included in current earnings, as are the gains and losses of the related hedged item. To the extent the hedge accounting criteria are not met, the derivative contracts are utilized as economic hedges and changes in the fair value of such contracts are recorded currently in earnings in the period in which they occur. Cash flows related to derivatives are included in operating activities. See Note 10 – Derivative Instruments and Hedging Activities for additional information.

LEASES

For operating leases, we recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise the options would result in an economic penalty to the Company.

Differences between amounts paid and amounts expensed are recorded as deferred rent. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Within the provisions of certain of our leases, there are rent holidays and escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods where failure to exercise such options would result in an economic penalty to the Company. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Many of our leases have renewal periods totaling 5 to 20 years, exercisable at our option and require payment of property taxes, insurance and maintenance costs in addition to the rent payments. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense for each restaurant. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Amortization expense related to capital leases is included in depreciation and amortization expense on our consolidated statements of earnings.

PRE-OPENING EXPENSES

Non-capital expenditures associated with opening new restaurants are expensed as incurred.

ADVERTISING

Production costs of commercials are charged to operations in the fiscal period the advertising is first aired. The costs of programming and other advertising, promotion and marketing programs are charged to operations in the fiscal period incurred. Advertising expense related to continuing operations, included in selling, general and administrative expenses was as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Advertising expense	**$357.2**	$340.2	$311.9

STOCK-BASED COMPENSATION

We recognize the cost of employee service received in exchange for awards of equity instruments based on the grant date fair value of those awards. We utilize the Black-Scholes option pricing model to estimate the fair value of stock option awards. We recognize compensation expense on a straight-line basis over the employee service period for awards granted. The dividend yield has been estimated based upon our historical results and expectations for changes in dividend rates. The expected volatility was determined using historical stock prices. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term approximating the expected life of each grant. The expected life was estimated based on the exercise history of previous grants, taking into consideration the remaining contractual period for outstanding awards. The weighted-average fair value of non-qualified stock options and the related assumptions used in the Black-Scholes model to record stock-based compensation are as follows:

	Stock Options Granted in Fiscal Year		
	2012	2011	2010
Weighted-average fair value	**$14.31**	$12.88	$10.74
Dividend yield	**3.5%**	3.0%	2.8%
Expected volatility of stock	**39.4%**	39.1%	40.6%
Risk-free interest rate	**2.1%**	2.2%	3.0%
Expected option life (in years)	**6.5**	6.7	6.6

NET EARNINGS PER SHARE

Basic net earnings per share are computed by dividing net earnings by the weighted-average number of common shares outstanding for the reporting period. Diluted net earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options, restricted stock, benefits granted under our Employee Stock Purchase Plan and performance stock units granted by us represent the only dilutive effect reflected in diluted weighted-average shares outstanding. These stock-based compensation instruments do not impact the numerator of the diluted net earnings per share computation.

The following table presents the computation of basic and diluted net earnings per common share:

(in millions, except per share data)	Fiscal Year		
	2012	2011	2010
Earnings from continuing operations	**$476.5**	$478.7	$407.0
Losses from discontinued operations	**(1.0)**	(2.4)	(2.5)
Net earnings	**$475.5**	$476.3	$404.5
Average common shares outstanding – Basic	**130.1**	136.8	139.3
Effect of dilutive stock-based compensation	**3.1**	3.5	3.1
Average common shares outstanding – Diluted	**133.2**	140.3	142.4
Basic net earnings per share:			
Earnings from continuing operations	**$ 3.66**	$ 3.50	$ 2.92
Losses from discontinued operations	**(0.01)**	(0.02)	(0.02)
Net earnings	**$ 3.65**	$ 3.48	$ 2.90
Diluted net earnings per share:			
Earnings from continuing operations	**$ 3.58**	$ 3.41	$ 2.86
Losses from discontinued operations	**(0.01)**	(0.02)	(0.02)
Net earnings	**$ 3.57**	$ 3.39	$ 2.84

Restricted stock and options to purchase shares of our common stock excluded from the calculation of diluted net earnings per share because the effect would have been anti-dilutive, are as follows:

(in millions)	Fiscal Year Ended		
	May 27, 2012	May 29, 2011	May 30, 2010
Anti-dilutive restricted stock and options	**2.6**	1.2	3.3

COMPREHENSIVE INCOME

Comprehensive income includes net earnings and other comprehensive income (loss) items that are excluded from net earnings under U.S. generally accepted accounting principles. Other comprehensive income (loss) items include foreign currency translation adjustments, the effective unrealized portion of changes in the fair value of cash flow hedges, unrealized gains and losses on our marketable securities classified as held for sale and recognition of the funded status and amortization of unrecognized net actuarial gains and losses related to our pension and other postretirement plans. See Note 13 – Stockholders' Equity for additional information.

FOREIGN CURRENCY

The Canadian dollar is the functional currency for our Canadian restaurant operations. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. Translation gains and losses are reported as a separate component of other comprehensive income (loss). Aggregate cumulative translation losses were $1.6 million and $0.4 million at May 27, 2012 and May 29, 2011, respectively. Gains and losses from foreign currency transactions recognized in our consolidated statements of earnings were not significant for fiscal 2012, 2011 or 2010.

SEGMENT REPORTING

As of May 27, 2012, we operated the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V's restaurant brands in North America as operating segments. The brands operate principally in the U.S. within the full-service dining industry, providing similar products to similar customers. The brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of sales. We believe we meet the criteria for aggregating our operating segments into a single reporting segment.

APPLICATION OF NEW ACCOUNTING STANDARDS

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB's intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in our first quarter of fiscal 2013 and will be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), *Presentation of Comprehensive Income*, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05*, to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. We adopted all other provisions of this update in our fourth quarter of fiscal 2012, with the addition of our consolidated statements of comprehensive income and other changes to our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other (Topic 350), *Testing Goodwill for Impairment*, which permits an entity to make a qualitative assessment of whether it is more likely than not that a

Notes to Consolidated Financial Statements

Darden

reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, which will require us to adopt these provisions in fiscal 2013; however, early adoption is permitted. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), *Disclosures about Offsetting Assets and Liabilities*, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This update is effective for us in our first quarter of fiscal 2014 and will be applied retrospectively. We do not believe adoption of this new guidance will have a significant impact on our consolidated financial statements.

NOTE 2
DISCONTINUED OPERATIONS

For fiscal 2012, 2011 and 2010, all gains and losses on disposition, impairment charges and disposal costs related to the closure and disposition of Smokey Bones and Rocky River Grillhouse restaurants and closure of nine Bahama Breeze restaurants in fiscal 2007 and 2008 have been aggregated to a single caption entitled losses from discontinued operations, net of tax benefit in our consolidated statements of earnings and are comprised of the following:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Sales	$ –	$ –	$ –
Losses before income taxes	(1.7)	(3.9)	(4.0)
Income tax benefit	0.7	1.5	1.5
Net losses from discontinued operations	$(1.0)	$(2.4)	$(2.5)

As of May 27, 2012 and May 29, 2011, we had $5.6 million and $7.8 million, respectively, of assets associated with the closed restaurants reported as discontinued operations, which are included in land, buildings and equipment, net on the accompanying consolidated balance sheets.

NOTE 3
RECEIVABLES, NET

Receivables, net are primarily comprised of amounts owed to us from the sale of gift cards in national retail outlets and receivables from national storage and distribution companies with which we contract to provide services that are billed to us on a per-case basis. In connection with these services, certain of our inventory items are conveyed to these storage and distribution companies to transfer ownership and risk of loss prior to delivery of the inventory to our restaurants. We reacquire these items when the inventory is subsequently delivered to our restaurants. These transactions do not impact the consolidated statements of earnings. Receivables from the sale of gift cards in national retail outlets, national storage and distribution companies and our overall allowance for doubtful accounts are as follows:

(in millions)	**May 27, 2012**	May 29, 2011
Retail outlet gift card sales	**$33.4**	$25.0
Storage and distribution	**6.5**	17.4
Allowance for doubtful accounts	**(0.3)**	(0.3)

NOTE 4
ASSET IMPAIRMENTS

During fiscal 2012, we recognized long-lived asset impairment charges of $0.5 million ($0.3 million net of tax), primarily related to the permanent closure of one Red Lobster, and the write-down of assets held for disposition based on updated valuations. During fiscal 2011, we recognized long-lived asset impairment charges of $4.7 million ($2.9 million net of tax), primarily related to the permanent closure of two Red Lobsters, the write-down of another Red Lobster based on an evaluation of expected cash flows, and the write-down of assets held for disposition based on updated valuations. During fiscal 2010 we recognized long-lived asset impairment charges of $6.2 million ($3.8 million net of tax), primarily related to the write-down of assets held for disposition based on updated valuations, the permanent closure of three Red Lobsters and three LongHorn Steakhouses and the write-down of two LongHorn Steakhouses and one Olive Garden based on an evaluation of expected cash flows. These costs are included in selling, general and administrative expenses as a component of earnings from continuing operations in the accompanying consolidated statements of earnings for fiscal 2012, 2011 and 2010. Impairment charges were measured based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value is generally determined based on appraisals or sales prices of comparable assets and estimates of future cash flows.

The results of operations for all Red Lobster, Olive Garden and LongHorn Steakhouse restaurants permanently closed in fiscal 2012, 2011 and 2010 that would otherwise have met the criteria for discontinued operations reporting are not material to our consolidated financial position, results of operations or cash flows and, therefore, have not been presented as discontinued operations.

NOTE 5
LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment, net, are as follows:

(in millions)	May 27, 2012	May 29, 2011
Land	$ 854.1	$ 799.6
Buildings	3,959.7	3,633.1
Equipment	1,701.2	1,511.3
Assets under capital leases	68.1	67.7
Construction in progress	142.5	155.7
Total land, buildings and equipment	$ 6,725.6	$ 6,167.4
Less accumulated depreciation and amortization	(2,758.3)	(2,533.0)
Less amortization associated with assets under capital leases	(16.0)	(12.4)
Land, buildings and equipment, net	$ 3,951.3	$ 3,622.0

NOTE 6
OTHER ASSETS

The components of other assets are as follows:

(in millions)	May 27, 2012	May 29, 2011
Trust-owned life insurance	$ 68.9	$ 67.5
Capitalized software costs, net	20.9	23.8
Liquor licenses	47.3	43.7
Acquired below-market leases, net	16.9	16.7
Loan costs, net	15.3	12.2
Marketable securities	33.0	18.4
Insurance-related	16.7	16.5
Miscellaneous	12.8	10.9
Total other assets	$231.8	$209.7

NOTE 7
SHORT-TERM DEBT

As of May 27, 2012, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.32 percent, were $262.7 million. As of May 29, 2011, amounts outstanding as short-term debt, which consist of unsecured commercial paper borrowings, bearing an interest rate of 0.30 percent, were $185.5 million.

NOTE 8
OTHER CURRENT LIABILITIES

The components of other current liabilities are as follows:

(in millions)	May 27, 2012	May 29, 2011
Non-qualified deferred compensation plan	$201.4	$200.1
Sales and other taxes	60.6	61.5
Insurance-related	35.2	33.6
Employee benefits	59.7	42.6
Derivative liabilities	45.3	23.2
Accrued interest	15.6	14.0
Miscellaneous	36.6	34.3
Total other current liabilities	$454.4	$409.3

NOTE 9
LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)	May 27, 2012	May 29, 2011
5.625% senior notes due October 2012	$ 350.0	$ 350.0
7.125% debentures due February 2016	100.0	100.0
6.200% senior notes due October 2017	500.0	500.0
4.500% senior notes due October 2021	400.0	–
6.000% senior notes due August 2035	150.0	150.0
6.800% senior notes due October 2037	300.0	300.0
ESOP loan with variable rate of interest (0.59% at May 27, 2012) due December 2018	5.9	8.0
Total long-term debt	$1,805.9	$1,408.0
Fair value hedge	3.2	3.7
Less issuance discount	(5.5)	(4.4)
Total long-term debt less issuance discount	$1,803.6	$1,407.3
Less current portion	(349.9)	–
Long-term debt, excluding current portion	$1,453.7	$1,407.3

Until October 3, 2011, we maintained a $750.0 million revolving Credit Agreement dated September 20, 2007 (Prior Revolving Credit Agreement) with Bank of America, N.A. (BOA), as administrative agent, and the lenders and other agents party thereto. The Prior Revolving Credit Agreement was a senior unsecured credit commitment to the Company and contained customary representations, affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default usual for credit facilities of this type. The Prior Revolving Credit Agreement also contained a sub-limit of $150.0 million for the issuance of letters of credit. The Prior Revolving Credit Agreement supported our commercial paper borrowing program and would have matured on September 20, 2012, but was terminated on October 3, 2011 when we entered into the new credit arrangements described below and repaid all amounts that were outstanding under the Prior Revolving Credit Agreement.

Notes to Consolidated Financial Statements

Darden

On October 3, 2011, we entered into a new $750.0 million revolving Credit Agreement (New Revolving Credit Agreement) with BOA, as administrative agent, and the lenders (New Revolving Credit Lenders) and other agents party thereto. The New Revolving Credit Agreement is a senior unsecured credit commitment to the Company and contains customary representations and affirmative and negative covenants (including limitations on liens and subsidiary debt and a maximum consolidated lease adjusted total debt to total capitalization ratio of 0.75 to 1.00) and events of default customary for credit facilities of this type. As of May 27, 2012, we were in compliance with the covenants under the New Revolving Credit Agreement.

The New Revolving Credit Agreement matures on October 3, 2016, and the proceeds may be used for commercial paper back-up, working capital and capital expenditures, the refinancing of certain indebtedness, certain acquisitions and general corporate purposes. The New Revolving Credit Agreement also contains a sub-limit of $150.0 million for the issuance of letters of credit. The borrowings and letters of credit obtained under the New Revolving Credit Agreement may be denominated in U.S. Dollars, Euro, Sterling, Yen, Canadian Dollars and each other currency approved by the New Revolving Credit Lenders. The Company could elect to increase the commitments under the New Revolving Credit Agreement by up to $250.0 million (to an aggregate amount of up to $1.0 billion), subject to the Company obtaining commitments from new and existing lenders for the additional amounts.

Loans under the New Revolving Credit Agreement bear interest at a rate of LIBOR plus a margin determined by reference to a ratings-based pricing grid (Applicable Margin), or the base rate (which is defined as the higher of the BOA prime rate or the Federal Funds rate plus 0.500 percent) plus the Applicable Margin. Assuming a "BBB" equivalent credit rating level, the Applicable Margin under the New Revolving Credit Agreement will be 1.075 percent for LIBOR loans and 0.075 percent for base rate loans. We may also request that loans under the New Revolving Credit Agreement be made at interest rates offered by one or more of the New Revolving Credit Lenders, which may vary from the LIBOR or base rate, for up to $200.0 million of borrowings. The New Revolving Credit Agreement requires that we pay a facility fee on the total amount of such facility (ranging from 0.125 percent to 0.250 percent, based on our credit ratings).

As of May 27, 2012, we had no outstanding balances under the New Revolving Credit Agreement. As of May 27, 2012, $262.7 million of commercial paper and $70.9 million of letters of credit were outstanding, which were backed by this facility. After consideration of commercial paper and letters of credit backed by the New Revolving Credit Agreement, as of May 27, 2012, we had $416.4 million of credit available under the New Revolving Credit Agreement.

On October 11, 2011, we issued $400.0 million aggregate principal amount of unsecured 4.500 percent senior notes due October 2021 (the New Senior Notes) under a registration statement filed with the SEC on October 6, 2010. Discount and issuance costs, which totaled $5.1 million, are being amortized over the term of the New Senior Notes using the straight-line method, the results of which approximate the effective interest method. Interest on the New Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2012. We may redeem the New Senior Notes at any time in whole or from time to time in part, at the principal amount plus a make-whole premium. If we experience a change in control triggering event, unless we have previously exercised our right to redeem the New Senior Notes, we may be required to purchase the New Senior Notes from the holders at a purchase price equal to 101 percent of their principal amount plus accrued and unpaid interest.

The interest rates on our $350.0 million 5.625 percent senior notes due October 2012, $500.0 million 6.200 percent senior notes due October 2017 and $300.0 million 6.800 percent senior notes due October 2037 are subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded below a certain rating level (or subsequently upgraded). The maximum adjustment is 2.000 percent above the initial interest rate and the interest rate cannot be reduced below the initial interest rate. As of May 27, 2012, no adjustments to these interest rates had been made.

Our $350.0 million of unsecured 5.625 percent senior notes due in October 2012 is included in current liabilities as current portion of long-term debt, which we plan to repay through the issuance of unsecured debt securities in fiscal 2013.

All of our long-term debt currently outstanding is expected to be repaid entirely at maturity with interest being paid semi-annually over the life of the debt. The aggregate maturities of long-term debt for each of the five fiscal years subsequent to May 27, 2012, and thereafter are as follows:

(in millions) Fiscal Year	Amount
2013	$ 350.0
2014	–
2015	–
2016	100.0
2017	–
Thereafter	1,355.9
Long-term debt	$1,805.9

Subsequent to our fiscal 2012 year end, on June 18, 2012, we agreed to issue and sell $80.0 million unsecured 3.790 percent senior notes due in August 2019 and $220.0 million unsecured 4.520 percent senior notes due August 2024 (collectively, the "Notes"), pursuant to the provisions of a Note Purchase Agreement among us and the purchasers named therein. The sale and purchase of the Notes will occur at a closing in August 2012. We intend to use the net proceeds from the offering of the Notes for the repayment of existing indebtedness, and for other general corporate purposes. The Notes were offered in a private placement transaction exempt from the SEC registration requirements. The Note Purchase Agreement contains customary representations and affirmative and negative covenants (including limitations on liens and a provision permitting a maximum priority debt of 20 percent of consolidated tangible net worth, as such terms are defined therein). The Note Purchase Agreement also contains events of default customary for agreements of this type (with customary grace periods, as applicable), including nonpayment of principal or interest when due; material incorrectness of representations and warranties when made; breach of covenants; bankruptcy and insolvency; unsatisfied ERISA obligations; unstayed material judgment beyond specified periods; and default under other material indebtedness.

NOTE 10
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use financial and commodities derivatives to manage interest rate, equity-based compensation and commodities pricing and foreign currency exchange rate risks inherent in our business operations. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize this credit risk by entering into transactions with high-quality counterparties. We currently do not have any provisions in our agreements with counterparties that would require either party to hold or post collateral in the event that the market value of the related derivative instrument exceeds a certain limit. As such, the maximum amount of loss due to counterparty credit risk we would incur at May 27, 2012, if counterparties to the derivative instruments failed completely to perform, would approximate the values of derivative instruments currently recognized as assets in our consolidated balance sheet. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The notional values of our derivative contracts designated as hedging instruments and derivative contracts not designated as hedging instruments are as follows:

(in millions)	**May 27, 2012**	May 29, 2011
Derivative contracts designated as hedging instruments:		
Natural gas	**$ 1.1**	$ 3.8
Other commodities	**7.6**	–
Foreign currency	**19.4**	20.7
Interest rate locks	**–**	150.0
Interest rate swaps	**550.0**	350.0
Equity forwards	**21.7**	18.0
Derivative contracts not designated as hedging instruments:		
Natural gas	**$ –**	$ 7.7
Other commodities	**–**	12.7
Equity forwards	**50.0**	24.0

We periodically enter into natural gas futures, swaps and option contracts (collectively "natural gas contracts") to reduce the risk of variability in cash flows associated with fluctuations in the price of natural gas during the fiscal year. For a certain portion of our natural gas purchases, changes in the price we pay for natural gas is highly correlated with changes in the market price of natural gas. For these natural gas purchases, we designate natural gas contracts as cash flow hedging instruments. For the remaining portion of our natural gas purchases, changes in the price we pay for natural gas are not highly correlated with changes in the market price of natural gas, generally due to the timing of when changes in the market prices are reflected in the price we pay. For these natural gas purchases, we utilize natural gas contracts as economic hedges. Our natural gas contracts currently extend through September 2012.

We periodically enter into other commodity futures and swaps (typically for soybean oil, milk, diesel fuel, gasoline and butter) to reduce the risk of fluctuations in the price we pay for these commodities, which are either used directly in our restaurants (i.e., class III milk contracts for cheese and soybean oil for salad dressing) or are components of the cost we pay for items used in our restaurants (i.e., diesel fuel contracts to mitigate risk related to diesel fuel surcharges charged by our distributors). Our other commodity futures and swap contracts currently extend through May 2013.

We periodically enter into foreign currency forward contracts to reduce the risk of fluctuations in exchange rates specifically related to forecasted transactions or payments made in a foreign currency either for commodities and items used directly in our restaurants or for forecasted payments of services. Our foreign currency forward contracts currently extend through May 2013.

We entered into treasury-lock derivative instruments with $300.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate prior to the issuance of the New Senior Notes in the second quarter of fiscal 2012, as changes in the benchmark interest rate would cause variability in our forecasted interest payments. These derivative instruments were designated as cash flow hedges. These instruments were settled at the issuance of the New Senior Notes for a cumulative loss of $53.7 million. Of the cumulative loss, $52.6 million was recorded in accumulated other comprehensive income (loss) and will be reclassified into earnings as an adjustment to interest expense on the New Senior Notes or similar debt as incurred.

We entered into forward-starting interest rate swap agreements with $300.0 million of notional value to hedge a portion of the risk of changes in the benchmark interest rate associated with the expected issuance of long-term debt to refinance our $350.0 million 5.625 percent senior notes due October 2012, as changes in the benchmark interest rate will cause variability in our forecasted interest payments. These derivative instruments are designated as cash flow hedges.

We entered into interest rate swap agreements with $250.0 million of notional value to limit the risk of changes in fair value of a portion of the $350.0 million 5.625 percent senior notes due October 2012 and a portion of the $400.0 million 4.500 percent senior notes due October 2021 attributable to changes in the benchmark interest rate, between inception of the interest rate swap agreements and maturity of the related debt. The swap agreements effectively swap the fixed rate obligations for floating rate obligations, thereby mitigating changes in fair value of the related debt prior to maturity. The swap agreements were designated as fair value hedges of the related debt and met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. During fiscal 2012, 2011 and 2010, $3.3 million, $3.6 million and $3.4 million, respectively, was recorded as a reduction to interest expense related to the net swap settlements.

We enter into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units. The equity forward contracts will be settled at the end of the vesting periods of their underlying Darden stock units, which range between four and five years. The contracts were initially designated as cash flow hedges to the extent the Darden stock units are unvested and, therefore, unrecognized as a liability in our financial statements. As of May 27, 2012, we were party to equity forward

Notes to Consolidated Financial Statements

Darden

contracts that were indexed to 1.1 million shares of our common stock, at varying forward rates between $27.57 per share and $45.66 per share, extending through August 2016. The forward contracts can only be net settled in cash. As the Darden stock units vest, we will de-designate that portion of the equity forward contract that no longer qualifies for hedge accounting and changes in fair value associated with that portion of the equity forward contract will be recognized in current earnings. We periodically incur interest on the notional value of the contracts and receive dividends on the underlying shares. These amounts are recognized currently in earnings as they are incurred.

We entered into equity forward contracts to hedge the risk of changes in future cash flows associated with recognized, cash-settled performance stock units and employee-directed investments in Darden stock within the non-qualified deferred compensation plan. The equity forward contracts are indexed to 0.7 million shares of our common stock at forward rates between $23.41 and $50.19 per share, can only be net settled in cash and expire between fiscal 2013 and 2016. We did not elect hedge accounting with the expectation that changes in the fair value of the equity forward contracts would offset changes in the fair value of the performance stock units and Darden stock investments in the non-qualified deferred compensation plan within selling, general and administrative expenses in our consolidated statements of earnings.

The fair value of our derivative contracts designated as hedging instruments and derivative contracts that are not designated as hedging instruments are as follows:

(in millions)	Balance Sheet Location	Derivative Assets May 27, 2012	Derivative Assets May 29, 2011	Derivative Liabilities May 27, 2012	Derivative Liabilities May 29, 2011
Derivative contracts designated as hedging instruments					
Commodity contracts	(1)	**$0.3**	$0.1	**$ (0.4)**	$ –
Equity forwards	(1)	**0.9**	0.4	**–**	–
Interest rate related	(1)	**3.2**	3.6	**(44.9)**	(23.2)
Foreign currency forwards	(1)	**0.5**	0.6	**–**	–
		$4.9	$4.7	**$(45.3)**	$(23.2)
Derivative contracts not designated as hedging instruments					
Commodity contracts	(1)	**$ –**	$0.6	**$ –**	$ –
Equity forwards	(1)	**1.9**	0.5	**–**	–
		$1.9	$1.1	**$ –**	$ –
Total derivative contracts		**$6.8**	$5.8	**$(45.3)**	$(23.2)

(1) Derivative assets and liabilities are included in receivables, net, prepaid expenses and other current assets, and other current liabilities, as applicable, on our consolidated balance sheets.

The effects of derivative instruments in cash flow hedging relationships on the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in AOCI (Effective Portion) Fiscal Year 2012	2011	2010	Location of Gain (Loss) Reclassified from AOCI to Earnings	Amount of Gain (Loss) Reclassified from AOCI to Earnings (Effective Portion) Fiscal Year 2012	2011	2010	Location of Gain (Loss) Recognized in Earnings (Ineffective Portion)	Amount of Gain (Loss) Recognized in Earnings (Ineffective Portion) (1) Fiscal Year 2012	2011	2010
Commodity	**$ (2.2)**	$ (0.2)	$(2.1)	(2)	**$(1.7)**	$(0.9)	$(3.8)	(2)	**$ –**	$ –	$ –
Equity	**(0.7)**	2.6	3.9	(3)	**–**	–	–	(3)	**0.6**	0.2	0.3
Interest rate	**(75.2)**	(12.2)	(7.7)	Interest, net	**(2.9)**	0.7	0.5	Interest, net	**(0.7)**	(0.5)	–
Foreign currency	**0.9**	(0.1)	1.3	(4)	**0.8**	0.4	1.1	(4)	**–**	–	–
	$(77.2)	$ (9.9)	$(4.6)		**$(3.8)**	$ 0.2	$(2.2)		**$(0.1)**	$(0.3)	$0.3

(1) Generally, all of our derivative instruments designated as cash flow hedges have some level of ineffectiveness, which is recognized currently in earnings. However, as these amounts are generally nominal and our consolidated financial statements are presented "in millions," these amounts may appear as zero in this tabular presentation.

(2) Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs and restaurant expenses, which are components of cost of sales.

(3) Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is restaurant labor expenses, which is a component of cost of sales, and selling, general and administrative expenses.

(4) Location of the gain (loss) reclassified from AOCI to earnings as well as the gain (loss) recognized in earnings for the ineffective portion of the hedge is food and beverage costs, which is a component of cost of sales, and selling, general and administrative expenses.

The effects of derivative instruments in fair value hedging relationships on the consolidated statements of earnings are as follows:

(in millions)	Amount of Gain (Loss) Recognized in Earnings on Derivatives			Location of Gain (Loss) Recognized in Earnings on Derivatives	Hedged Item in Fair Value Hedge Relationship	Amount of Gain (Loss) Recognized in Earnings on Related Hedged Item			Location of Gain (Loss) Recognized in Earnings on Related Hedged Item
	Fiscal Year					Fiscal Year			
	2012	2011	2010			**2012**	2011	2010	
Interest rate	**$(0.4)**	$0.2	$3.4	Interest, net	Debt	**$0.4**	$(0.2)	$(3.4)	Interest, net

The effects of derivatives not designated as hedging instruments on the consolidated statements of earnings are as follows:

(in millions)	Location of Gain (Loss) Recognized in Earnings	Amount of Gain (Loss) Recognized in Earnings		
		Fiscal Year		
		2012	2011	2010
Commodity contracts	Cost of sales [1]	**$(7.9)**	$0.6	$(0.2)
Equity forwards	Cost of sales [2]	**2.3**	3.3	2.2
Equity forwards	Selling, general and administrative	**6.0**	3.3	1.3
		$ 0.4	$7.2	$ 3.3

(1) Location of the gain (loss) recognized in earnings is food and beverage costs and restaurant expenses, which are components of cost of sales.

(2) Location of the gain (loss) recognized in earnings is restaurant labor expenses, which is a component of cost of sales.

Based on the fair value of our derivative instruments designated as cash flow hedges as of May 27, 2012, we expect to reclassify $7.4 million of net losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months based on the timing of our forecasted commodity purchases and maturity of equity forward and interest rate related instruments. However, the amounts ultimately realized in earnings will be dependent on the fair value of the contracts on the settlement dates.

NOTE 11
FAIR VALUE MEASUREMENTS

The fair values of cash equivalents, receivables, net, accounts payable and short-term debt approximate their carrying amounts due to their short duration.

The following tables summarize the fair values of financial instruments measured at fair value on a recurring basis at May 27, 2012 and May 29, 2011:

(in millions)	**Items Measured at Fair Value at May 27, 2012** Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:				
Corporate bonds [1]	$ 14.5	$ –	$ 14.5	$ –
U.S. Treasury securities [2]	13.3	13.3	–	–
Mortgage-backed securities [1]	9.9	–	9.9	–
Derivatives:				
Commodities futures, swaps & options [3]	(0.1)	–	(0.1)	–
Equity forwards [4]	2.8	–	2.8	–
Interest rate locks & swaps [5]	(41.7)	–	(41.7)	–
Foreign currency forwards [6]	0.5	–	0.5	–
Total	$ (0.8)	$13.3	$(14.1)	$ –

Notes to Consolidated Financial Statements

Darden

(in millions)	Items Measured at Fair Value at May 29, 2011 Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed-income securities:				
Corporate bonds (1)	$ 16.6	$ –	$ 16.6	$ –
U.S. Treasury securities (2)	10.6	10.6	–	–
Mortgage-backed securities (1)	4.9	–	4.9	–
Derivatives:				
Commodities futures, swaps & options (3)	0.7	–	0.7	–
Equity forwards (4)	0.9	–	0.9	–
Interest rate locks & swaps (5)	(19.6)	–	(19.6)	–
Foreign currency forwards (6)	0.6	–	0.6	–
Total	$ 14.7	$10.6	$ 4.1	$ –

(1) The fair value of these securities is based on the closing market prices of the investments when applicable, or, alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

(2) The fair value of our U.S. Treasury securities is based on the closing market prices.

(3) The fair value of our commodities futures, swaps and options is based on closing market prices of the contracts, inclusive of the risk of nonperformance.

(4) The fair value of our equity forwards is based on the closing market value of Darden stock, inclusive of the risk of nonperformance.

(5) The fair value of our interest rate lock and swap agreements is based on current and expected market interest rates, inclusive of the risk of nonperformance.

(6) The fair value of our foreign currency forward contracts is based on the closing forward exchange market prices, inclusive of the risk of nonperformance.

The carrying value and fair value of long-term debt, including the amounts included in current liabilities, as of May 27, 2012, was $1.80 billion and $1.99 billion, respectively. The carrying value and fair value of long-term debt as of May 29, 2011, was $1.41 billion and $1.56 billion, respectively. The fair value of long-term debt is determined based on market prices or, if market prices are not available, the present value of the underlying cash flows discounted at our incremental borrowing rates.

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 27, 2012:

(in millions)	Items Measured at Fair Value Fair Value of Assets	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-lived assets held for disposal (1)	$3.2	$ –	$ –	$3.2
Long-lived assets held and used (2)	0.7	–	–	0.7
Total	$3.9	$ –	$ –	$3.9

(1) In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2012, long-lived assets held for disposal with a carrying amount of $3.5 million were written down to their fair value of $3.2 million, based on a review of comparable assets, resulting in an impairment charge of $0.3 million, which was included in losses from discontinued operations.

(2) In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2012, long-lived assets held and used with a carrying amount of $1.1 million were written down to their fair value of $0.7 million, based on a review of comparable assets, resulting in an impairment charge of $0.4 million, which was included in earnings from continuing operations.

The following table summarizes the fair values of non-financial assets measured at fair value on a non-recurring basis at May 29, 2011:

(in millions)	Items Measured at Fair Value Fair Value of Assets	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-lived assets held for disposal (1)	$4.4	$ –	$ –	$4.4
Long-lived assets held and used (2)	0.7	–	–	0.7
Total	$5.1	$ –	$ –	$5.1

(1) In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2011, long-lived assets held for disposal with a carrying amount of $7.0 million were written down to their fair value of $4.4 million, based on a review of comparable assets, resulting in an impairment charge of $2.6 million, of which $1.9 million was included in earnings from continuing operations and $0.7 million was included in losses from discontinued operations.

(2) In accordance with the provisions of ASC Topic 360, Property, Plant and Equipment, during fiscal 2011, long-lived assets held and used with a carrying amount of $2.8 million were written down to their fair value of $0.7 million, based on a review of comparable assets, resulting in an impairment charge of $2.1 million, which was included in earnings from continuing operations.

NOTE 12
FINANCIAL INSTRUMENTS

Marketable securities are carried at fair value and consist of available-for-sale securities related to insurance funding requirements for our workers' compensation and general liability claims. The following table summarizes cost and market value for our securities that qualify as available-for-sale as of May 27, 2012:

(in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available-for-sale securities	$37.2	$0.5	$ –	$37.7

Earnings include insignificant realized gains and loss from sales of available-for-sale securities. At May 27, 2012, the scheduled maturities of our available-for-sale securities are as follows:

(in millions)	Cost	Market Value
Less than 1 year	$ 4.7	$ 4.7
1 to 3 years	22.8	23.2
3 to 5 years	9.7	9.8
Total	$37.2	$37.7

NOTE 13
STOCKHOLDERS' EQUITY

TREASURY STOCK

Repurchased common stock is reflected as a reduction of stockholders' equity. On December 17, 2010, our Board of Directors authorized an additional share repurchase authorization totaling 25.0 million shares in addition to the previous authorization of 162.4 million shares. Share repurchase authorizations and cumulative share repurchases under these authorizations, are as follows:

(in millions)	May 27, 2012
Share repurchase authorizations	187.4
Cumulative shares repurchased	170.9

The total shares and related cost of our common stock we repurchased was as follows:

(in millions)	Fiscal Year					
	2012		2011		2010	
	Shares	Cost	Shares	Cost	Shares	Cost
Treasury stock repurchases	8.2	$375.1	8.6	$385.5	2.0	$85.1

STOCKHOLDERS' RIGHTS PLAN

Under our Rights Agreement dated May 16, 2005, each share of our common stock has associated with it one right to purchase one thousandth of a share of our Series A Participating Cumulative Preferred Stock at a purchase price of $120 per share, subject to adjustment under certain circumstances to prevent dilution. The rights are exercisable when, and are not transferable apart from our common stock until, a person or group has acquired 15 percent or more, or makes a tender offer for 15 percent or more, of our common stock. If the specified percentage of our common stock is then acquired, each right will entitle the holder (other than the acquiring company) to receive, upon exercise, common stock of either us or the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by our Board of Directors under certain circumstances and expire on May 25, 2015.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, are as follows:

(in millions)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Marketable Securities	Unrealized Gains (Losses) on Derivatives	Benefit Plan Funding Position	Accumulated Other Comprehensive Income
Balances at May 30, 2010	$(2.2)	$ 0.3	$ 1.1	$(70.3)	$ (71.1)
Gain (loss)	1.8	0.2	(5.1)	10.7	7.6
Reclassification realized in net earnings	–	–	(0.1)	3.8	3.7
Balances at May 29, 2011	$(0.4)	$ 0.5	$ (4.1)	$(55.8)	$ (59.8)
Gain (loss)	(1.2)	(0.1)	(47.9)	(45.6)	(94.8)
Reclassification realized in net earnings	–	–	2.3	5.7	8.0
Balances at May 27, 2012	$(1.6)	$ 0.4	$(49.7)	$(95.7)	$(146.6)

Notes to Consolidated Financial Statements

Darden

NOTE 14
LEASES

An analysis of rent expense incurred related to restaurants in continuing operations is as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Restaurant minimum rent	**$130.9**	$120.6	$111.7
Restaurant percentage rent	**5.6**	5.3	5.1
Restaurant rent averaging expense	**12.9**	11.1	10.0
Transportation equipment	**3.5**	3.2	3.3
Office equipment	**0.6**	0.4	0.8
Office space	**1.0**	0.9	4.5
Warehouse space	**0.6**	0.5	0.5
Total rent expense	**$155.1**	$142.0	$135.9

The annual future lease commitments under capital lease obligations and noncancelable operating leases, including those related to restaurants reported as discontinued operations, for each of the five fiscal years subsequent to May 27, 2012 and thereafter is as follows:

(in millions) Fiscal Year	Capital	Operating
2013	$ 5.2	$151.5
2014	5.4	142.0
2015	5.5	130.0
2016	5.6	114.5
2017	5.8	96.3
Thereafter	67.2	302.5
Total future lease commitments	$ 94.7	$936.8
Less imputed interest (at 6.5%)	(38.7)	
Present value of future lease commitments	$ 56.0	
Less current maturities	(1.6)	
Obligations under capital leases, net of current maturities	$ 54.4	

NOTE 15
INTEREST, NET

The components of interest, net are as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Interest expense	**$102.7**	$93.7	$95.7
Imputed interest on capital leases	**3.7**	3.8	3.9
Capitalized interest	**(3.9)**	(3.0)	(4.4)
Interest income	**(0.9)**	(0.9)	(1.3)
Interest, net	**$101.6**	$93.6	$93.9

Capitalized interest was computed using our average borrowing rate. Interest paid, net of amounts capitalized was as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2009
Interest paid, net of amounts capitalized	**$94.8**	$98.3	$95.3

NOTE 16
INCOME TAXES

Total income tax expense was allocated as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Earnings from continuing operations	**$161.5**	$168.9	$136.6
Losses from discontinued operations	**(0.7)**	(1.5)	(1.5)
Total consolidated income tax expense	**$160.8**	$167.4	$135.1

The components of earnings before income taxes from continuing operations and the provision for income taxes thereon are as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Earnings from continuing operations before income taxes:			
U.S.	**$621.4**	$631.4	$534.5
Canada	**16.6**	16.2	9.1
Earnings from continuing operations before income taxes	**$638.0**	$647.6	$543.6
Income taxes:			
Current:			
Federal	**$ 97.0**	$121.9	$126.5
State and local	**26.0**	17.5	28.7
Canada	**2.4**	0.1	0.1
Total current	**$125.4**	$139.5	$155.3
Deferred (principally U.S.):			
Federal	**37.6**	28.3	(10.6)
State and local	**(1.5)**	1.1	(8.1)
Total deferred	**$ 36.1**	$ 29.4	$(18.7)
Total income taxes	**$161.5**	$168.9	$136.6

Income taxes paid were as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Income taxes paid	**$123.5**	$126.4	$94.8

Notes to Consolidated Financial Statements

The following table is a reconciliation of the U.S. statutory income tax rate to the effective income tax rate from continuing operations included in the accompanying consolidated statements of earnings:

	Fiscal Year		
	2012	2011	2010
U.S. statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefits	**2.5**	1.8	2.5
Benefit of federal income tax credits	**(11.1)**	(8.3)	(8.7)
Other, net	**(1.1)**	(2.4)	(3.7)
Effective income tax rate	**25.3%**	26.1%	25.1%

As of May 27, 2012, we had estimated current prepaid federal and state income taxes of $4.1 million and $8.1 million, respectively. These amounts are included in our accompanying consolidated balance sheets as prepaid income taxes.

As of May 27, 2012, we had gross unrecognized tax benefits of $15.7 million, which represents the aggregate tax effect of the differences between tax return positions and benefits recognized in our consolidated financial statements, all of which would favorably affect the effective tax rate if resolved in our favor. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)	
Balances at May 29, 2011	$21.9
Additions to tax positions recorded during the current year	2.7
Reductions to tax positions due to settlements with taxing authorities	(2.2)
Reductions to tax positions due to statute expiration	(6.7)
Balances at May 27, 2012	**$15.7**

We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, when incurred, are recognized in selling, general and administrative expense. Interest expense associated with unrecognized tax benefits, excluding the release of accrued interest related to prior year matters due to settlement or the lapse of the statute of limitations was as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Interest expense on unrecognized tax benefits	**$0.4**	$1.6	$2.5

At May 27, 2012, we had $1.7 million accrued for the payment of interest associated with unrecognized tax benefits.

For U.S. federal income tax purposes, we participate in the Internal Revenue Service's (IRS) Compliance Assurance Process whereby our U.S. federal income tax returns are reviewed by the IRS both prior to and after their filing. The U.S. federal income tax returns that we filed through the fiscal year ended May 30, 2010 have been audited by the IRS. In the first quarter of fiscal 2012, the IRS completed the audit of our tax returns for the fiscal year ended May 30, 2010 with no material adjustments. The Company's tax returns for the fiscal year ended May 29, 2011 are under audit, and are expected to be completed by the second quarter of fiscal 2013. The IRS commenced examination of our U.S. federal income tax returns for May 27, 2012 in the first quarter of fiscal 2012. The examination is anticipated to be completed by the first quarter of fiscal 2014. Income tax returns are subject to audit by state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, Canada, and most states in the U.S. that have an income tax. With a few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before fiscal 2011, and state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal 2002.

Included in the balance of unrecognized tax benefits at May 27, 2012 is $1.0 million related to tax positions for which it is reasonably possible that the total amounts could change during the next twelve months based on the outcome of examinations. The $1.0 million relates to items that would impact our effective income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

(in millions)	**May 27, 2012**	May 29, 2011
Accrued liabilities	**$ 65.9**	$ 46.2
Compensation and employee benefits	**221.2**	193.6
Deferred rent and interest income	**61.3**	55.1
Other	**23.4**	15.9
Gross deferred tax assets	**$ 371.8**	$ 310.8
Trademarks and other acquisition related intangibles	**(175.3)**	(178.0)
Buildings and equipment	**(363.3)**	(314.3)
Capitalized software and other assets	**(15.1)**	(12.0)
Other	**(6.5)**	(6.3)
Gross deferred tax liabilities	**$(560.2)**	$(510.6)
Net deferred tax liabilities	**$(188.4)**	$(199.8)

A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Notes to Consolidated Financial Statements

Darden

NOTE 17
RETIREMENT PLANS

DEFINED BENEFIT PLANS AND POSTRETIREMENT BENEFIT PLAN

Substantially all of our employees are eligible to participate in a retirement plan. We sponsor non-contributory defined benefit pension plans, which have been frozen, for a group of salaried employees in the United States, in which benefits are based on various formulas that include years of service and compensation factors; and for a group of hourly employees in the United States, in which a fixed level of benefits is provided. Pension plan assets are primarily invested in U.S., International, and private equities, as well as long duration bonds and real estate investments. Our policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. We also sponsor a contributory postretirement benefit plan that provides health care benefits to our salaried retirees. Fundings related to the defined benefit pension plans and postretirement benefit plans, which are funded on a pay-as-you-go basis, were as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Defined benefit pension plans funding	**$22.2**	$12.9	$0.4
Postretirement benefit plan funding	**0.5**	0.3	0.6

We expect to contribute approximately $17.5 million to $19.5 million to our defined benefit pension plans and approximately $1.0 million to our postretirement benefit plan during fiscal 2013.

We are required to recognize the over or under-funded status of the plans as an asset or liability as measured by the difference between the fair value of the plan assets and the benefit obligation and any unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive income (loss), net of tax.

The following provides a reconciliation of the changes in the plan benefit obligation, fair value of plan assets and the funded status of the plans as of May 27, 2012 and May 29, 2011:

	Defined Benefit Plans		Postretirement Benefit Plan	
(in millions)	**2012**	2011	**2012**	2011
Change in Benefit Obligation:				
Benefit obligation at beginning of period	**$215.8**	$200.2	**$ 27.0**	$ 38.9
Service cost	**5.1**	5.9	**0.8**	0.9
Interest cost	**9.6**	9.5	**1.5**	2.3
Plan amendments	**–**	–	**–**	–
Participant contributions	**–**	–	**0.3**	0.4
Benefits paid	**(9.8)**	(8.9)	**(0.8)**	(0.7)
Actuarial loss (gain)	**53.7**	9.1	**0.8**	(14.8)
Benefit obligation at end of period	**$274.4**	$215.8	**$ 29.6**	$ 27.0
Change in Plan Assets:				
Fair value at beginning of period	**$187.4**	$154.6	**$ –**	$ –
Actual return on plan assets	**3.7**	28.8	**–**	–
Employer contributions	**22.2**	12.9	**0.5**	0.3
Participant contributions	**–**	–	**0.3**	0.4
Benefits paid	**(9.8)**	(8.9)	**(0.8)**	(0.7)
Fair value at end of period	**$203.5**	$187.4	**$ –**	$ –
Reconciliation of the Plans' Funded Status:				
Unfunded status at end of period	**$ (70.9)**	$ (28.4)	**$(29.6)**	$(27.0)

Notes to Consolidated Financial Statements

Darden

The following is a detail of the balance sheet components of each of our plans and a reconciliation of the amounts included in accumulated other comprehensive income (loss):

(in millions)	Defined Benefit Plans		Postretirement Benefit Plan	
	May 27, 2012	May 29, 2011	**May 27, 2012**	May 29, 2011
Components of the Consolidated Balance Sheets:				
Current liabilities	**$ –**	$ 0.4	**$ –**	$ 0.7
Non-current liabilities	**70.9**	28.0	**29.6**	26.3
Net amounts recognized	**$ 70.9**	$ 28.4	**$29.6**	$27.0
Amounts Recognized in Accumulated Other Comprehensive Income (Loss), net of tax:				
Prior service (cost) credit	**$ (0.2)**	$ (0.3)	**$ 0.1**	$ 0.1
Net actuarial loss	**(87.4)**	(50.5)	**(1.9)**	(1.3)
Net amounts recognized	**$(87.6)**	$(50.8)	**$ (1.8)**	$ (1.2)

The following is a summary of our accumulated and projected benefit obligations:

(in millions)	**May 27, 2012**	May 29, 2011
Accumulated benefit obligation for all pension plans	**$265.0**	$211.8
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	**265.0**	211.8
Fair value of plan assets	**203.5**	187.4
Projected benefit obligations for all plans with projected benefit obligations in excess of plan assets	**274.4**	215.8

The following table presents the weighted-average assumptions used to determine benefit obligations and net expense:

	Defined Benefit Plans		Postretirement Benefit Plan	
	2012	2011	**2012**	2011
Weighted-average assumptions used to determine benefit obligations at May 27 and May 29 (1)				
Discount rate	**4.35%**	5.37%	**4.52%**	5.46%
Rate of future compensation increases	**4.22%**	3.75%	**N/A**	N/A
Weighted-average assumptions used to determine net expense for fiscal years ended May 27 and May 29 (2)				
Discount rate	**5.37%**	5.89%	**5.46%**	5.98%
Expected long-term rate of return on plan assets	**9.00%**	9.00%	**N/A**	N/A
Rate of future compensation increases	**3.75%**	3.75%	**N/A**	N/A

(1) Determined as of the end of fiscal year.

(2) Determined as of the beginning of fiscal year.

Notes to Consolidated Financial Statements

Darden

We set the discount rate assumption annually for each of the plans at their valuation dates to reflect the yield of high-quality fixed-income debt instruments, with lives that approximate the maturity of the plan benefits. The expected long-term rate of return on plan assets and health care cost trend rates are based upon several factors, including our historical assumptions compared with actual results, an analysis of current market conditions, asset fund allocations and the views of leading financial advisers and economists.

For fiscal 2012, 2011 and 2010, we have used an expected long-term rate of return on plan assets for our defined benefit plan of 9.0 percent. In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. Our historical 10-year, 15-year and 20-year rates of return on plan assets, calculated using the geometric method average of returns, are approximately 7.8 percent, 8.0 percent and 9.4 percent, respectively, as of May 27, 2012. Our Benefit Plans Committee sets the investment policy for the Defined Benefit Plans and oversees the investment allocation, which includes setting long-term strategic targets. Our overall investment strategy is to achieve appropriate diversification through a mix of equity investments, which may include U.S., International, and private equities, as well as long duration bonds and real estate investments. Our target asset fund allocation is 40 percent U.S. equities, 35 percent high-quality, long-duration fixed-income securities, 20 percent international equities, 5 percent real estate securities. The investment policy establishes a re-balancing band around the established targets within which the asset class weight is allowed to vary. Equity securities, international equities and fixed-income securities include investments in various industry sectors. Investments in real estate securities follow different strategies designed to maximize returns, allow for diversification and provide a hedge against inflation. Our current positioning is neutral on investment style between value and growth companies and large and small cap companies. We monitor our actual asset fund allocation to ensure that it approximates our target allocation and believe that our long-term asset fund allocation will continue to approximate our target allocation. Investments held in the U.S. commingled fund, an international commingled fund, U.S. government fixed-income securities and an emerging markets commingled fund represented approximately 39.6 percent, 13.2 percent, 10.5 percent and 5.5 percent, respectively, of total plan assets and represents the only significant concentrations of risk related to a single entity, sector, country, commodity or investment fund. No other single sector concentration of assets exceeded 5.0 percent of total plan assets, which is consistent with the overall investment strategy to achieve appropriate diversification.

The discount rate and expected return on plan assets assumptions have a significant effect on amounts reported for defined benefit pension plans. A quarter percentage point change in the defined benefit plans' discount rate and the expected long-term rate of return on plan assets would increase or decrease earnings before income taxes by $0.7 million and $0.5 million, respectively.

The assumed health care cost trend rate increase in the per-capita charges for postretirement benefits was 7.7 percent for fiscal 2013. The rate gradually decreases to 5.0 percent through fiscal 2022 and remains at that level thereafter.

The assumed health care cost trend rate has a significant effect on amounts reported for retiree health care plans. A one percentage point increase or decrease in the assumed health care cost trend rate would affect the service and interest cost components of net periodic postretirement benefit cost by $0.5 million and $0.4 million, respectively, and would increase or decrease the accumulated post-retirement benefit obligation by $6.5 million and $5.1 million, respectively.

Notes to Consolidated Financial Statements

Components of net periodic benefit cost included in continuing operations are as follows:

(in millions)	Defined Benefit Plans 2012	2011	2010	Postretirement Benefit Plan 2012	2011	2010
Service cost	$ 5.1	$ 5.9	$ 4.9	$ 0.8	$0.9	$0.6
Interest cost	9.6	9.5	10.0	1.5	2.3	1.9
Expected return on plan assets	(17.8)	(16.6)	(16.4)	–	–	–
Amortization of unrecognized prior service cost	0.1	0.1	0.1	(0.1)	–	–
Recognized net actuarial loss	8.2	4.5	0.3	–	1.3	0.6
Net pension and postretirement cost (benefit)	$ 5.2	$ 3.4	$ (1.1)	$ 2.2	$4.5	$3.1

The amortization of the net actuarial loss component of our fiscal 2013 net periodic benefit cost for the defined benefit plans and postretirement benefit plan is expected to be approximately $8.8 million and $0.0 million, respectively.

The fair values of the defined benefit pension plans assets at their measurement dates of May 27, 2012 and May 29, 2011, are as follows:

(In millions)	Items Measured at Fair Value at May 27, 2012: Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:				
U.S. Commingled Funds (1)	$ 80.5	$ –	$ 80.5	$ –
International Commingled Funds (2)	26.8	–	26.8	–
Emerging Market Commingled Funds (3)	11.3	–	11.3	–
Real Estate Commingled Funds (4)	10.0	–	10.0	–
Fixed-Income:				
U.S. Treasuries (5)	20.0	20.0	–	–
U.S. Corporate Securities (5)	37.7	–	37.7	–
International Securities (5)	2.7	–	2.7	–
Public Sector Utility Securities (5)	10.4	–	10.4	–
Cash & Accruals	4.1	4.1	–	–
Total	$203.5	$24.1	$179.4	$ –

(1) U.S. commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(2) International commingled funds are comprised of investments in funds that purchase publicly traded non-U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(3) Emerging market commingled funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies for total return purposes. Funds are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(4) Real estate commingled funds are comprised of investments in funds that purchase publicly traded common stock of real estate securities for purposes of total return. These investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments. There are no redemption restrictions associated with these funds.

(5) Fixed-income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date.

Notes to Consolidated Financial Statements

Darden

	Items Measured at Fair Value at May 29, 2011			
(In millions)	Fair Value of Assets (Liabilities)	Quoted Prices in Active Market for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity:				
U.S. & International (1)	$ 37.9	$37.9	$ –	$ –
U.S. Mutual & Commingled Funds (2)	22.1	1.6	20.5	–
Developed Market Equity Funds (3)	19.7	11.7	8.0	–
Emerging Market Equity Funds (3)	6.9	–	6.9	–
Private Equity Partnerships (4)	25.6	–	–	25.6
Private Equity Securities (5)	–	–	–	–
Fixed-Income:				
Fixed-income Securities (6)	43.2	38.3	4.9	–
Energy & Real Estate Public Sector (7)	9.1	–	4.8	4.3
Real Asset Commingled Funds (8)	4.0	–	4.0	–
Real Asset Private Funds (9)	10.8	–	–	10.8
Cash & Accruals	8.1	8.1	–	–
Total	$187.4	$97.6	$49.1	$40.7

(1) U.S. equity securities and international equity securities are comprised of investments in common stock of U.S. and non-U.S. companies for total return purposes. These investments are valued by the trustee at closing prices from national exchanges on the valuation date.

(2) U.S. mutual and commingled funds are comprised of investments in funds that purchase publicly traded U.S. common stock for total return purposes. Investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(3) Emerging market equity funds and developed market securities are comprised of investments in funds that purchase publicly traded common stock of non-U.S. companies for total return purposes. Funds are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(4) Private equity partnerships are comprised of investments in limited partnerships that invest in private companies for total return purposes. The investments are valued at fair value which is generally based on the net asset value or capital balance as reported by the partnerships subject to the review and approval of the investment managers and their consultants. As there is not a liquid market for some of these investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.

(5) Private equity securities are comprised of investments in publicly traded common stock that were received as a distribution from a private equity partnership as well as equity investments in private companies for total return purposes. Stocks received from private equity distributions are valued by the trustee at closing prices from national exchanges on the valuation date. Investments in private companies are valued by management based upon information provided by the respective third-party investment manager who considers factors such as the cost of the investment, most recent round of financing, and expected future cash flows.

(6) Fixed-income securities are comprised of investments in government and corporate debt securities. These securities are valued by the trustee at closing prices from national exchanges or pricing vendors on the valuation date. Unlisted investments are valued at prices quoted by various national markets, fixed-income pricing models and/or independent financial analysts.

(7) Energy and real estate securities are comprised of investments in publicly traded common stock of energy companies and real estate investment trusts for purposes of total return. These securities are valued by the trustee at closing prices from national exchanges on the valuation date. Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.

(8) Real asset commingled funds are comprised of investments in funds that purchase publicly traded common stock of energy companies or real estate investment trusts for purposes of total return. These investments are valued at unit values provided by the investment managers which are based on the fair value of the underlying investments.

(9) Real asset private funds are comprised of interests in limited partnerships that invest in private companies in the energy industry and private real estate properties for purposes of total return. These interests are valued at fair value which is generally based on the net asset value or capital balance as reported by the partnerships subject to the review and approval of the investment managers and their consultants. As there is not a liquid market for some of these investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.

Notes to Consolidated Financial Statements

Darden

The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 27, 2012:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 29, 2011	$ 25.6	$ –	$ 4.3	$ 10.8	$ 40.7
Actual return on plan assets:					
Relating to assets still held at the reporting date	–	–	–	–	–
Relating to assets sold during the period	0.3	–	–	–	0.3
Purchases, sales and settlements	(25.9)	–	(4.3)	(10.8)	(41.0)
Transfers in and/or out of Level 3	–	–	–	–	–
Ending balance at May 27, 2012	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**

The following table presents the changes in Level 3 investments for the defined benefit pension plans at May 29, 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
(in millions)	Private Equity Partnerships	Private Equity Securities	Energy & Real Estate Public Sector	Real Asset Private Funds	Total
Beginning balance at May 30, 2010	$22.9	$ 0.1	$4.2	$ 9.2	$36.4
Actual return on plan assets:					
Relating to assets still held at the reporting date	2.8	(0.1)	0.1	0.3	3.1
Relating to assets sold during the period	2.0	–	–	0.6	2.6
Purchases, sales, and settlements	(2.1)	–	–	0.7	(1.4)
Transfers in and/or out of Level 3	–	–	–	–	–
Ending balance at May 29, 2011	$25.6	$ –	$4.3	$10.8	$40.7

The following benefit payments are expected to be paid between fiscal 2013 and fiscal 2022:

(in millions)	Defined Benefit Plans	Postretirement Benefit Plan
2013	$10.0	$0.7
2014	10.4	0.7
2015	10.9	0.8
2016	11.5	0.9
2017	12.4	0.9
2018–2022	74.6	6.0

Notes to Consolidated Financial Statements

Darden

POSTEMPLOYMENT SEVERANCE PLAN

We accrue for postemployment severance costs in our consolidated financial statements and recognize actuarial gains and losses related to our postemployment severance accrual as a component of accumulated other comprehensive income (loss). As of May 27, 2012 and May 29, 2011, $4.8 million and $2.8 million, respectively, of unrecognized actuarial losses related to our postemployment severance plan were included in accumulated other comprehensive income (loss) on a net of tax basis.

DEFINED CONTRIBUTION PLAN

We have a defined contribution (401(k)) plan covering most employees age 21 and older. We match contributions for participants with at least one year of service up to 6 percent of compensation, based on our performance. The match ranges from a minimum of $0.25 to $1.20 for each dollar contributed by the participant. The plan had net assets of $664.9 million at May 27, 2012 and $658.9 million at May 29, 2011. Expense recognized in fiscal 2012, 2011 and 2010 was $0.9 million, $0.7 million and $1.2 million, respectively. Employees classified as "highly compensated" under the IRC are not eligible to participate in this plan. Instead, highly compensated employees are eligible to participate in a separate non-qualified deferred compensation (FlexComp) plan. This plan allows eligible employees to defer the payment of part of their annual salary and all or part of their annual bonus and provides for awards that approximate the matching contributions and other amounts that participants would have received had they been eligible to participate in our defined contribution and defined benefit plans. Amounts payable to highly compensated employees under the FlexComp plan totaled $201.4 million and $200.1 million at May 27, 2012 and May 29, 2011, respectively. These amounts are included in other current liabilities.

The defined contribution plan includes an Employee Stock Ownership Plan (ESOP). This ESOP originally borrowed $50.0 million from third parties, with guarantees by us, and borrowed $25.0 million from us at a variable interest rate. The $50.0 million third-party loan was refinanced in 1997 by a commercial bank loan to us and a corresponding loan from us to the ESOP. Compensation expense is recognized as contributions are accrued. Fluctuations in our stock price impact the amount of expense to be recognized. Contributions to the plan, plus the dividends accumulated on unallocated shares held by the ESOP, are used to pay principal, interest and expenses of the plan. As loan payments are made, common stock is allocated to ESOP participants. In each of the fiscal years 2012, 2011 and 2010, the ESOP incurred interest expense of $0.0 million, $0.1 million and $0.1 million, respectively, and used dividends received of $1.9 million, $1.4 million and $1.6 million, respectively, and contributions received from us of $0.5 million, $0.1 million and $0.2 million, respectively, to pay principal and interest on our debt.

ESOP shares are included in weighted-average common shares outstanding for purposes of calculating net earnings per share. At May 27, 2012, the ESOP's debt to us had a balance of $5.9 million with a variable rate of interest of 0.59 percent and is due to be repaid no later than December 2014. The number of our common shares held in the ESOP at May 27, 2012 approximated 4.9 million shares, representing 3.7 million allocated shares and 1.2 million suspense shares.

At the end of fiscal 2005, the ESOP borrowed $1.6 million from us at a variable interest rate and acquired an additional 0.05 million shares of our common stock, which were held in suspense within the ESOP at May 29, 2005. The loan, which had a variable interest rate of 0.59 percent at May 27, 2012, is due to be repaid no later than December 2018. The shares acquired under this loan are accounted for in accordance with FASB ASC Subtopic 718-40, Employee Stock Ownership Plans. Fluctuations in our stock price are recognized as adjustments to common stock and surplus when the shares are committed to be released. These ESOP shares are not considered outstanding until they are committed to be released and, therefore, have been excluded for purposes of calculating basic and diluted net earnings per share at May 27, 2012. The fair value of these shares at May 27, 2012 was $2.1 million.

NOTE 18
STOCK-BASED COMPENSATION

We maintain two active stock option and stock grant plans under which new awards may still be issued, known as the Darden Restaurants, Inc. 2002 Stock Incentive Plan (2002 Plan) and the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (RARE Plan). We also have four other stock option and stock grant plans under which we no longer can grant new awards, although awards outstanding under the plans may still vest and be exercised in accordance with their terms: the Stock Plan for Directors (Director Stock Plan); the Director Compensation Plan; the Stock Option and Long-Term Incentive Plan of 1995 (1995 Plan) and the Restaurant Management and Employee Stock Plan of 2000 (2000 Plan). All of the plans are administered by the Compensation Committee of the Board of Directors. The 2002 Plan provides for the issuance of up to 18.3 million common shares in connection with the granting of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), stock awards and other stock-based awards including performance stock units and Darden stock units to key employees and non-employee directors. The RARE Plan provides for the issuance of up to 3.9 million common shares in connection with the granting of non-qualified stock options, incentive stock options and restricted stock to employees. Awards under the RARE Plan are only permitted to be granted to employees who were employed by RARE as of the date of acquisition and continued their employment with the Company. The Director Stock Plan provided for the issuance of up to 0.375 million common shares out of our treasury in connection with the granting of non-qualified stock options, restricted stock and RSUs to non-employee directors. No new awards could be granted under the Director Stock Plan after September 30, 2000. The Director Compensation Plan provided for the issuance of 0.1 million common shares out of our treasury to non-employee directors of the Board. No new awards may be granted under the Director Compensation Plan after September 30, 2005. The 1995 Plan provided for the issuance of up to 33.3 million common shares in connection with the granting of non-qualified stock options, restricted stock or RSUs to key employees. The 2000 Plan provided for the issuance of up to 5.4 million shares of common stock out of our treasury as non-qualified stock options, restricted stock or RSUs. Under all of these plans, stock options are granted at a price equal to the fair value of the shares at the date of grant for terms not exceeding ten years and have various vesting periods at the discretion of the Compensation Committee. Outstanding options generally vest over one to four years. Restricted stock and RSUs granted under the 1995 Plan, the 2000 Plan and the 2002 Plan generally vest over periods ranging from three to five years and no sooner than one year from the date of grant. Performance Stock Units granted under the 2002 Plan generally vest over a three-year period, and vested amounts may range from 0.0 to 150.0 percent of targeted amounts depending on the achievement of certain sales and diluted net earnings per share performance measures. Darden stock units granted under the 2002 Plan generally vest over a five-year period, with no performance vesting feature.

On December 15, 2005, the Board of Directors approved the Director Compensation Program, effective as of October 1, 2005, for Non-Employee Directors. The Director Compensation Program provides for payments to non-employee directors of: (a) an annual retainer and meeting fees for special Board meetings and committee meetings; (b) an additional annual retainer for the Lead Director and committee chairs; and (c) an annual award of common stock with a fair value of $0.1 million on the date of grant upon election or re-election to the Board. Directors may elect to have their cash compensation paid in any combination of current or deferred cash, common stock or salary replacement options. Deferred cash compensation may be invested on a tax-deferred basis in the same manner as deferrals under our non-qualified deferred compensation plan. Prior to the date of grant, directors may elect to have their annual stock award paid in the form of common stock or cash, or a combination thereof, or deferred. To the extent directors elect to receive cash or cash settled awards, the value of the awards are carried as a liability on our consolidated balance sheet at fair value until such time as it is settled. All stock options and other stock or stock-based awards that are part of the compensation paid or deferred pursuant to the Director Compensation Program are awarded under the 2002 Plan.

Stock-based compensation expense included in continuing operations was as follows:

	Fiscal Year		
(in millions)	**2012**	2011	2010
Stock options	**$19.0**	$20.7	$20.2
Restricted stock/restricted stock units	**4.3**	9.9	10.2
Darden stock units	**17.1**	17.1	13.1
Performance stock units	**12.6**	15.6	6.8
Employee stock purchase plan	**1.8**	1.9	1.8
Director compensation program/other	**1.3**	1.4	1.4
	$56.1	$66.6	$53.5

Notes to Consolidated Financial Statements

Darden

The following table presents a summary of our stock option activity as of and for the year ended May 27, 2012:

	Options (in millions)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Yrs)	Aggregate Intrinsic Value (in millions)
Outstanding beginning of period	13.0	$32.77	5.53	$235.6
Options granted	1.6	51.06		
Options exercised	(2.2)	28.12		
Options canceled	(0.1)	35.71		
Outstanding end of period	12.3	$36.05	5.58	$209.3
Exercisable	7.2	$32.28	3.90	$150.0

The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $49.7 million, $49.9 million and $59.1 million, respectively. Cash received from option exercises during fiscal 2012, 2011 and 2010 was $62.9 million, $55.7 million and $59.3 million, respectively. Stock options have a maximum contractual period of ten years from the date of grant. We settle employee stock option exercises with authorized but unissued shares of Darden common stock or treasury shares we have acquired through our ongoing share repurchase program.

As of May 27, 2012, there was $33.4 million of unrecognized compensation cost related to unvested stock options granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of stock options that vested during fiscal 2012 was $21.1 million.

Restricted stock and RSUs are granted at a value equal to the market price of our common stock on the date of grant. Restrictions lapse with regard to restricted stock, and RSUs are settled in shares, at the end of their vesting periods, which is generally four years.

The following table presents a summary of our restricted stock and RSU activity as of and for the fiscal year ended May 27, 2012:

	Shares (in millions)	Weighted-Average Grant Date Fair Value Per Share
Outstanding beginning of period	0.6	$29.36
Shares granted	0.1	46.71
Shares vested	(0.4)	34.44
Outstanding end of period	0.3	$39.63

As of May 27, 2012, there was $4.6 million of unrecognized compensation cost related to unvested restricted stock and RSUs granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of restricted stock and RSUs that vested during fiscal 2012, 2011 and 2010 was $10.0 million, $9.1 million and $9.4 million, respectively.

Darden stock units are granted at a value equal to the market price of our common stock on the date of grant and will be settled in cash at the end of their vesting periods, which range between four and five years, at the then market price of our common stock. Compensation expense is measured based on the market price of our common stock each period, is amortized over the vesting period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. We also entered into equity forward contracts to hedge the risk of changes in future cash flows associated with the unvested, unrecognized Darden stock units granted (see Note 10 – Derivative Instruments and Hedging Activities for additional information).

The following table presents a summary of our Darden stock unit activity as of and for the fiscal year ended May 27, 2012:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.9	$50.92
Units granted	0.6	50.08
Units vested	(0.3)	48.74
Units canceled	(0.1)	39.38
Outstanding end of period	2.1	$53.06

Based on the value of our common stock as of May 27, 2012, there was $48.7 million of unrecognized compensation cost related to Darden stock units granted under our incentive plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. Darden stock units with a fair value of $12.1 million vested during fiscal 2012.

The following table presents a summary of our performance stock unit activity as of and for the fiscal year ended May 27, 2012:

	Units (in millions)	Weighted-Average Fair Value Per Unit
Outstanding beginning of period	1.0	$37.91
Units granted	0.3	51.45
Units vested	(0.2)	50.42
Units canceled	–	–
Outstanding end of period	1.1	$39.33

The performance stock units issued before fiscal 2010 vest over a period of five years following the date of grant, where zero percent to 150.0 percent of one-fifth (20 percent) of the grant is earned or forfeited at the end of each year in the vesting period. Performance stock units issued during fiscal 2010 and subsequent will cliff vest 3 years from the date of grant, where zero percent to 150.0 percent of the entire grant is earned or forfeited at the end of 3 years. The number of units that actually vests will be determined for each year based on the achievement of Company performance criteria set forth in the award agreement and may range from zero percent to 150.0 percent of the annual target. These awards issued before fiscal 2010 may be settled in cash or shares of common stock at the election of the Company on the date of grant. The performance stock unit grants for fiscal 2007 and 2008 were designated as equity settled awards, while the fiscal 2009 grant was designated as a cash-settled award. All awards issued during fiscal 2010 and subsequent will be cash settled awards. Holders will receive one share of common stock or its equivalent in cash for each performance stock unit that vests. For equity-settled awards, compensation expense is measured based on grant date fair value and amortized over the service period. Cash-settled awards are measured based on the market price of our common stock each period, are amortized over the service period and the vested portion is carried as a liability in our accompanying consolidated balance sheets. As of May 27, 2012, there was $18.9 million of unrecognized compensation cost related to unvested performance stock units granted under our stock plans. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of performance stock units that vested in fiscal 2012 was $9.8 million.

We maintain an Employee Stock Purchase Plan to provide eligible employees who have completed one year of service (excluding senior officers subject to Section 16(b) of the Securities Exchange Act of 1934, and certain other employees who are employed less than full time or own 5 percent or more of our capital stock or that of any subsidiary) an opportunity to invest up to $5.0 thousand per calendar quarter to purchase shares of our common stock, subject to certain limitations. Under the plan, up to an aggregate of 3.6 million shares are available for purchase by employees at a purchase price that is 85.0 percent of the fair market value of our common stock on either the first or last trading day of each calendar quarter, whichever is lower. Cash received from employees pursuant to the plan during fiscal 2012, 2011 and 2010 was $7.2 million, $7.4 million and $7.1 million, respectively.

NOTE 19
COMMITMENTS AND CONTINGENCIES

As collateral for performance on contracts and as credit guarantees to banks and insurers, we were contingently liable for guarantees of subsidiary obligations under standby letters of credit. At May 27, 2012 and May 29, 2011, we had $99.2 million and $96.4 million, respectively, of standby letters of credit related to workers' compensation and general liabilities accrued in our consolidated financial statements. At May 27, 2012 and May 29, 2011, we had $20.3 million and $16.8 million, respectively, of standby letters of credit related to contractual operating lease obligations and other payments. All standby letters of credit are renewable annually.

At May 27, 2012 and May 29, 2011, we had $5.4 million and $7.4 million, respectively, of guarantees associated with leased properties that have been assigned to third parties. These amounts represent the maximum potential amount of future payments under the guarantees. The fair value of these potential payments discounted at our pre-tax cost of capital at May 27, 2012 and May 29, 2011, amounted to $4.1 million and $5.4 million, respectively. We did not accrue for the guarantees, as the likelihood of the third parties defaulting on the assignment agreements was deemed to be less than probable. In the event of default by a third party, the indemnity and default clauses in our assignment agreements govern our ability to recover from and pursue the third party for damages incurred as a result of its default. We do not hold any third-party assets as collateral related to these assignment agreements, except to the extent that the assignment allows us to repossess the building and personal property. These guarantees expire over their respective lease terms, which range from fiscal 2013 through fiscal 2021.

We are subject to private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to operational issues common to the restaurant industry, and can also involve infringement of, or challenges to, our trademarks. While the resolution of a lawsuit, proceeding or claim may have an impact on our financial results for the period in which it is resolved, we believe that the final disposition of the lawsuits, proceedings and claims in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

NOTE 20
SUBSEQUENT EVENT

On June 20, 2012, the Board of Directors declared a cash dividend of $0.50 per share to be paid August 1, 2012 to all shareholders of record as of the close of business on July 10, 2012.

On July 12, 2012, we entered into an agreement to acquire Yard House USA, Inc. (Yard House), for $585.0 million in an all-cash transaction. After the acquisition, Yard House will be a wholly-owned subsidiary of Darden. The transaction has been approved by our Board of Directors and is subject to the satisfaction of customary closing conditions, including, among others, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is expected to be completed early in the second quarter of fiscal 2013.

Notes to Consolidated Financial Statements

Darden

NOTE 21
QUARTERLY DATA (UNAUDITED)

The following table summarizes unaudited quarterly data for fiscal 2012 and fiscal 2011:

	Fiscal 2012 – Quarters Ended				
(in millions, except per share data)	**Aug. 28**	**Nov. 27**	**Feb. 26**	**May 27**	**Total**
Sales	**$1,942.0**	**$1,831.5**	**$2,159.7**	**$2,065.6**	**$7,998.7**
Earnings before income taxes	**147.0**	**72.5**	**217.8**	**200.7**	**638.0**
Earnings from continuing operations	**106.8**	**54.1**	**164.1**	**151.6**	**476.5**
Losses from discontinued operations, net of tax	**(0.2)**	**(0.4)**	**–**	**(0.4)**	**(1.0)**
Net earnings	**106.6**	**53.7**	**164.1**	**151.2**	**475.5**
Basic net earnings per share:					
Earnings from continuing operations	**0.80**	**0.42**	**1.28**	**1.18**	**3.66**
Losses from discontinued operations	**–**	**(0.01)**	**–**	**–**	**(0.01)**
Net earnings	**0.80**	**0.41**	**1.28**	**1.18**	**3.65**
Diluted net earnings per share:					
Earnings from continuing operations	**0.78**	**0.41**	**1.25**	**1.15**	**3.58**
Losses from discontinued operations	**–**	**(0.01)**	**–**	**–**	**(0.01)**
Net earnings	**0.78**	**0.40**	**1.25**	**1.15**	**3.57**
Dividends paid per share	**0.43**	**0.43**	**0.43**	**0.43**	**1.72**
Stock price:					
High	**53.81**	**49.20**	**51.90**	**55.84**	**55.84**
Low	**43.85**	**40.69**	**41.65**	**48.49**	**40.69**

	Fiscal 2011 – Quarters Ended				
(in millions, except per share data)	Aug. 29	Nov. 28	Feb. 27	May 29	Total
Sales	$1,806.7	$1,726.2	$1,976.8	$1,990.4	$7,500.2
Earnings before income taxes	159.1	103.2	199.1	186.2	647.6
Earnings from continuing operations	113.3	75.8	151.7	138.0	478.7
Losses from discontinued operations, net of tax	(0.2)	(1.3)	(0.5)	(0.6)	(2.4)
Net earnings	113.1	74.5	151.2	137.4	476.3
Basic net earnings per share:					
Earnings from continuing operations	0.82	0.55	1.11	1.02	3.50
Losses from discontinued operations	–	(0.01)	–	–	(0.02)
Net earnings	0.82	0.54	1.11	1.02	3.48
Diluted net earnings per share:					
Earnings from continuing operations	0.80	0.54	1.08	1.00	3.41
Losses from discontinued operations	–	(0.01)	–	(0.01)	(0.02)
Net earnings	0.80	0.53	1.08	0.99	3.39
Dividends paid per share	0.32	0.32	0.32	0.32	1.28
Stock price:					
High	45.04	49.99	50.84	52.12	52.12
Low	37.08	41.03	45.07	45.51	37.08

Five-Year Financial Summary

Darden

(in millions, except per share data)	Fiscal Year Ended May 27, 2012	May 29, 2011	May 30, 2010	May 31, 2009 (2)	May 25, 2008
Operating Results (3)					
Sales	$ 7,998.7	$ 7,500.2	$ 7,113.1	$ 7,217.5	$ 6,626.5
Costs and expenses:					
Cost of sales:					
Food and beverage	2,460.6	2,173.6	2,051.2	2,200.3	1,996.2
Restaurant labor	2,502.0	2,396.9	2,350.6	2,308.2	2,124.7
Restaurant expenses	1,200.6	1,129.0	1,082.2	1,128.4	1,017.8
Total cost of sales, excluding restaurant depreciation and amortization (4)	$ 6,163.2	$ 5,699.5	$ 5,484.0	$ 5,636.9	$ 5,138.7
Selling, general and administrative (1)	746.8	742.7	690.7	677.6	641.7
Depreciation and amortization	349.1	316.8	300.9	283.1	245.7
Interest, net	101.6	93.6	93.9	107.4	85.7
Total costs and expenses	$ 7,360.7	$ 6,852.6	$ 6,569.5	$ 6,705.0	$ 6,111.8
Earnings before income taxes	638.0	647.6	543.6	512.5	514.7
Income taxes	(161.5)	(168.9)	(136.6)	(140.7)	(145.2)
Earnings from continuing operations	$ 476.5	$ 478.7	$ 407.0	$ 371.8	$ 369.5
(Losses) earnings from discontinued operations, net of tax (benefit) expense of $(0.7), $(1.5), $(1.5), $0.2 and $3.0	(1.0)	(2.4)	(2.5)	0.4	7.7
Net earnings	$ 475.5	$ 476.3	$ 404.5	$ 372.2	$ 377.2
Basic net earnings per share:					
Earnings from continuing operations	$ 3.66	$ 3.50	$ 2.92	$ 2.71	$ 2.63
(Losses) earnings from discontinued operations	$ (0.01)	$ (0.02)	$ (0.02)	$ –	$ 0.06
Net earnings	$ 3.65	$ 3.48	$ 2.90	$ 2.71	$ 2.69
Diluted net earnings per share:					
Earnings from continuing operations	$ 3.58	$ 3.41	$ 2.86	$ 2.65	$ 2.55
(Losses) earnings from discontinued operations	$ (0.01)	$ (0.02)	$ (0.02)	$ –	$ 0.05
Net earnings	$ 3.57	$ 3.39	$ 2.84	$ 2.65	$ 2.60
Average number of common shares outstanding:					
Basic	130.1	136.8	139.3	137.4	140.4
Diluted	133.2	140.3	142.4	140.4	145.1
Financial Position					
Total assets	$ 5,944.2	$ 5,466.6	$ 5,276.1	$ 5,056.6	$ 4,761.1
Land, buildings and equipment, net	$ 3,951.3	$ 3,622.0	$ 3,403.7	$ 3,306.7	$ 3,066.0
Working capital (deficit)	$(1,016.5)	$ (623.0)	$ (519.6)	$ (493.8)	$ (631.1)
Long-term debt, less current portion	$ 1,453.7	$ 1,407.3	$ 1,408.7	$ 1,632.3	$ 1,634.3
Stockholders' equity	$ 1,842.0	$ 1,936.2	$ 1,894.0	$ 1,606.0	$ 1,409.1
Stockholders' equity per outstanding share	$ 14.28	$ 14.38	$ 13.47	$ 11.53	$ 10.03
Other Statistics					
Cash flows from operations (2) (3)	$ 762.2	$ 894.7	$ 903.4	$ 783.5	$ 766.8
Capital expenditures (3) (5)	$ 639.7	$ 547.7	$ 432.1	$ 535.3	$ 1,627.3
Dividends paid	$ 223.9	$ 175.5	$ 140.0	$ 110.2	$ 100.9
Dividends paid per share	$ 1.72	$ 1.28	$ 1.00	$ 0.80	$ 0.72
Advertising expense (2) (3)	$ 357.2	$ 340.2	$ 311.9	$ 308.3	$ 257.8
Stock price:					
High	$ 55.84	$ 52.12	$ 49.01	$ 40.26	$ 47.08
Low	$ 40.69	$ 37.08	$ 29.94	$ 13.54	$ 20.99
Close	$ 53.06	$ 50.92	$ 42.90	$ 36.17	$ 31.74
Number of employees	181,468	178,380	174,079	178,692	178,200
Number of restaurants (3)	1,994	1,894	1,824	1,773	1,702

(1) Includes asset impairment charges of $0.5 million, $4.7 million, $6.2 million, $12.0 million and $0.0 million, respectively.

(2) Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(3) Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.

(4) Excludes restaurant depreciation and amortization of $326.9 million, $295.6 million, $283.4 million, $267.1 million and $230.0 million, respectively.

(5) Fiscal 2008 includes net cash used in the acquisition of RARE Hospitality International, Inc. of $1.20 billion in addition to $429.2 million of capital expenditures related principally to building new restaurants and replacing old restaurants and equipment.

SHAREHOLDER INFORMATION

Company Address
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
(407) 245-4000

Mailing Address
Darden Restaurants, Inc.
P.O. Box 695011
Orlando, FL 32869-5011

Website Addresses
www.darden.com
www.redlobster.com
www.olivegarden.com
www.longhornsteakhouse.com
www.thecapitalgrille.com
www.bahamabreeze.com
www.seasons52.com
www.eddiev.com

Transfer Agent, Registrar and Dividend Payments
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
Phone: (877) 602-7596 or (651) 450-4064
www.wellsfargo.com/com/shareowner_services

Address correspondence as appropriate to the attention of:

Address Changes
Stock Transfers
Shareholder Services

Independent Registered Public Accounting Firm
KPMG LLP
111 North Orange Avenue
Suite 1600
Orlando, FL 32801
Phone: (407) 423-3426

Form 10-K Report
Shareholders may request a free copy of our Form 10-K, including schedules but excluding exhibits, by writing to:

Investor Relations, Darden Restaurants, Inc. P.O. Box 695011, Orlando, FL 32869-5011

Forward-Looking Statements
This report contains forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. Additional cautionary and other information with respect to these forward-looking statements is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements."

Shareholder Reports/Investor Inquiries
Shareholders seeking information about Darden Restaurants, Inc. are invited to contact the Investor Relations Department at (800) 832-7336. Shareholders may request to receive, free of charge, copies of quarterly earnings releases.

Information may also be obtained by visiting our website at www.darden.com. Annual reports, SEC filings, press releases and other Company news are readily available on the website.

Our website also includes corporate governance information, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and board committee charters, including the charters for our Audit, Compensation and Nominating and Governance Committees.

Darden Restaurants Being of Service Report
To receive a copy of the 2012 Darden Restaurants Being of Service Report, mail a request to the Foundation Administrator, Darden Restaurants, Inc., P.O. Box 695011, Orlando, FL 32869-5011, or visit our website at www.darden.com.

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Daylight Savings Time on Tuesday, September 18, 2012, at the JW Marriott Orlando Grande Lakes, 4040 Central Florida Parkway, Orlando, Florida 32837.

As of the close of business on June 29, 2012, we had 41,251 registered shareholders of record.

Markets
New York Stock Exchange
Stock Exchange Symbol: DRI

In alignment with Darden's commitment to sustainability, parts of this report have been printed on paper that is manufactured with 10% post-consumer waste. These forests are certified to a responsibly managed forest management standard.

Diversity is both a core value and a competitive advantage for Darden. As an example of our continuing commitment to diversity, this annual report was designed by a woman-owned company, Corporate Reports Inc., Atlanta, GA. Printed by Central Florida Press, Orlando, FL.

MIX
Paper from responsible sources
FSC www.fsc.org FSC® C011333

EXECUTIVE AND OPERATING TEAMS

Ronald Bojalad
Senior Vice President, Group Human Resources



JJ Buettgen
Senior Vice President, Chief Marketing Officer



John Caron
President, Olive Garden



David George
President, LongHorn Steakhouse



Valerie Insignares
Senior Vice President, Chief Restaurant Operations Officer



James Lawrence
Senior Vice President, Chief Supply Chain Officer



Eugene Lee
President, Specialty Restaurant Group



Kim Lopdrup
Senior Vice President, Business Development



Dave Lothrop
Senior Vice President, Corporate Controller



Robert McAdam
Senior Vice President, Government and Community Affairs



Daisy Ng
Senior Vice President, Chief Human Resources Officer



David Pickens
President, Red Lobster



Patti Reilly White
Senior Vice President, Chief Information Officer



Brad Richmond
Senior Vice President, Chief Financial Officer



Teresa Sebastian
Senior Vice President, General Counsel and Secretary



Suk Singh
Senior Vice President, Chief Development Officer



1000 DARDEN CENTER DRIVE
ORLANDO, FL 32837

407-245-4000
WWW.DARDEN.COM